                                                           Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

  THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA SEPARATE ACCOUNT A
                           (Exact name of Registrant)

           THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA
                              (Name of Depositor)

                             116 Huntington Avenue
                          Boston, Massachusetts 02116
              (Address of Depositor's Principal Executive Offices)

                                 (617) 266-6008
               (Depositor's Telephone Number Including Area Code)


       James D. Gallagher, Esq.                      Copy to:
      Vice President, Secretary                 J. Sumner Jones, Esq.
         and General Counsel                    Jones & Blouch L.L.P.
   The Manufacturers Life Insurance        1025 Thomas Jefferson Street, N.W.
      Company of North America                   Washington, DC 20007
       116 Huntington Avenue
     Boston, Massachusetts 02116
(Name and Address of Agent for Service)


                            -----------------------
          Title of Securities Being Registered: Combination Fixed and
                Variable Group and Individual Annuity Contracts

            Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall be come effective on such date as the Commission, acting pursuant to section 8(a), may determine.

     THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA SEPARATE
                                  ACCOUNT A

                 CROSS REFERENCE TO ITEMS REQUIRED BY FORM N-4


N-4 Item                           Caption in Prospectus
Part A                             ---------------------
------
1..................................Cover Page
2..................................Special Terms
3..................................Summary
4..................................Performance Data;Financial Statements
5..................................General Information about The Manufacturers Life Insurance Company of
                                    North America, The Manufacturers Life Insurance Company of North
                                    America Separate Account A and Manufacturers Investment Trust
6..................................Charges and Deductions; Administration Fees; Reduction or Elimination of
                                    Annual Administration Fee; Mortality and Expense Risk
                                    Charge; Taxes; Appendix A; Appendix B
7..................................Accumulation Provisions; Purchase Payments; Accumulation Units;
                                    Net Investment Factor; Transfers Among Investment Options; Telephone
                                    Transactions; Special Transfer Services-Dollar Cost Averaging;
                                    Withdrawals; Special Withdrawal Services-Income Plan; Owner Inquiries;
                                    Other Contract Provisions; Ownership; Beneficiary;  Modification
8..................................Annuity Provisions; General; Annuity Options; Determination of Amount of
                                    the First Variable Annuity Payment; Annuity Units and the Determination
                                    of Subsequent Variable Annuity Payments; Transfers After Maturity Date
9..................................Accumulation Provisions; Death Benefit Before Maturity Date; Annuity
                                    Provisions; Death Benefit on or After Maturity Date
10.................................Accumulation Provisions; Purchase Payments; Accumulation Units; Value
                                    of Accumulation Units; Net Investment Factor; Distribution of Contracts
11 ............................... Withdrawals; Restrictions under the Texas Optional Retirement Program;
                                    Accumulation Provisions; Purchase Payments; Other Contract Provisions;
                                    Ten Day Right to Review
12.................................Federal Tax Matters; Introduction; The Company's Tax Status; Taxation of
                                    Annuities in General; Diversification Requirements; Qualified Retirement
                                    Plans
13.................................Legal Proceedings
14.................................Statement of Additional Information - Table of Contents


Part B                               Caption in Statement of
------                               Additional Information
                                     ----------------------
15.................................Cover Page

16.................................Table of Contents
17.................................General Information and History
18.................................Services-Independent Auditors;  Services-Servicing Agent
19.................................Not Applicable
20.................................Services-Principal Underwriter
21.................................Performance Data
22.................................Not Applicable
23.................................Financial Statements

                                     PART A


                      INFORMATION REQUIRED IN A PROSPECTUS

      Annuity Service Office                              Mailing Address
      116 Huntington Avenue                            Post Office Box 9230
   Boston, Massachusetts 02116                         Boston, Massachusetts
         (617) 266-6008                                      02205-9230
         (800) 344-1029

--------------------------------------------------------------------------------
  THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA SEPARATE ACCOUNT A
--------------------------------------------------------------------------------

                                       OF

           THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA

                     FLEXIBLE PAYMENT DEFERRED COMBINATION
                      FIXED AND VARIABLE ANNUITY CONTRACTS
                               NON-PARTICIPATING


         This Prospectus describes flexible purchase payment deferred combination fixed and variable annuity contracts issued by The Manufacturers Life Insurance Company of North America ("the Company"), a stock life insurance company, the ultimate parent of which is The Manufacturers Life Insurance Company ("Manulife").

         The Prospectus describes both an individual deferred annuity contract and a participating interest in a group deferred annuity contract. Both are designed and offered to provide retirement programs for eligible individuals and retirement plans. Participation in a group contract will be separately accounted for by the issuance of a certificate evidencing the owner's interest under the contract. Ownership of an individual contract is evidenced by the issuance of an individual annuity contract. An individual contract will usually be issued only where a group contract may not be used.

         The contracts provide for the accumulation of contract values and the payment of annuity benefits on a variable and/or fixed basis. The contracts offer thirty-nine investment options: thirty-five variable and four fixed.
The variable portion of the contract value and annuity payments, if selected on a variable basis, will vary according to the investment performance of the sub-accounts of The Manufacturers Life Insurance Company of North America Separate Account A (the "Variable Account"). The Variable Account is a separate account established by the Company. Purchase payments and earnings on those purchase payments may be allocated to and transferred among one or more of thirty-five sub-accounts of the Variable Account. The assets of each sub-account are invested in shares of Manufacturers Investment Trust (the "Trust"), a mutual fund having an investment portfolio for each sub-account of the Variable Account (see the accompanying Prospectus of the Trust). Fixed contract values may be accumulated under one, three, five and seven year fixed account investment options. Except as specifically noted herein and as set forth under the caption "FIXED ACCOUNT INVESTMENT OPTIONS" below, this Prospectus describes only the variable portion of the contract.

         Shares of the Trust are not deposits or obligations of, or guaranteed or endorsed by, any bank, and the shares are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency.

         Additional information about the variable portion of the contracts and Variable Account is contained in a Statement of Additional Information, dated the same date as this Prospectus, which has been filed with the Securities and Exchange Commission (the "Commission") and is incorporated herein by reference. The Statement of Additional Information is available without charge upon request by writing the Company at the above address or telephoning (617) 266-6008. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains the Statement of Additional Information, material incorporated by reference, and other information regarding registrants that file electronically with the Commission. The table of contents for the Statement of Additional Information is included on page 37 of this Prospectus.

PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT CONTAINS INFORMATION ABOUT THE VARIABLE ACCOUNT AND THE VARIABLE PORTION OF THE CONTRACTS THAT A PROSPECTIVE PURCHASER SHOULD KNOW BEFORE INVESTING.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is ______, 1998.

                               TABLE OF CONTENTS


SPECIAL TERMS ...............................................................3
SUMMARY .....................................................................5
GENERAL INFORMATION ABOUT THE
MANUFACTURERS LIFE INSURANCE COMPANY OF
NORTH AMERICA, THE MANUFACTURERS LIFE
INSURANCE COMPANY OF NORTH AMERICA
SEPARATE ACCOUNT A  AND
MANUFACTURERS INVESTMENT TRUST .............................................10
     The Manufacturers Life Insurance Company of North
        America.............................................................10
     The Manufacturers Life Insurance Company of North
        America Separate Account A .........................................11
     Manufacturers Investment Trust.........................................11
DESCRIPTION OF THE CONTRACTS ...............................................15
   ELIGIBLE GROUPS AND INDIVIDUALS..........................................15
   ACCUMULATION PROVISIONS .................................................16
     Purchase Payments .....................................................16
     Accumulation Units ....................................................16
     Value of Accumulation Units ...........................................17
     Net Investment Factor .................................................17
     Transfers Among Investment Options.....................................27
     Maximum Number of Investment Options...................................18
     Telephone Transactions ................................................18
     Special Transfer Services - Dollar Cost Averaging......................18
     Asset Rebalancing Program..............................................18
     Withdrawals............................................................19
     Special Withdrawal Services - Income Plan..............................19
     Loans..................................................................20
     Death Benefit Before Maturity Date.....................................20
   ANNUITY PROVISIONS ......................................................21
     General ...............................................................21
     Annuity Options .......................................................22
     Determination of Amount of the First Variable
        Annuity Payment.....................................................23
     Annuity Units and the Determination of Subsequent
        Variable Annuity Payments ..........................................23
     Transfers After Maturity Date .........................................23
     Death Benefit on or After Maturity Date ...............................24
   OTHER CONTRACT PROVISIONS ...............................................24
     Ten Day Right to Review ...............................................24
     Ownership..............................................................24
     Beneficiary ...........................................................24
     Annuitant..............................................................25
     Modification ..........................................................25
     Discontinuance of New Owners ..........................................25
     Misstatement and Proof of Age, Sex or Survival.........................25
   FIXED ACCOUNT INVESTMENT OPTIONS.........................................25
CHARGES AND DEDUCTIONS .....................................................28
     Administration Fees....................................................28
     Reduction or Elimination of Annual
        Administration Fee..................................................28
     Mortality and Expense Risk Charge .....................................29
     Taxes .................................................................29
FEDERAL TAX MATTERS ........................................................30
  INTRODUCTION .............................................................30
  THE COMPANY'S TAX STATUS .................................................30
  TAXATION OF ANNUITIES IN GENERAL ........................................ 30
     Tax Deferral During Accumulation Period ...............................30
     Taxation of Partial and Full Withdrawals ..............................31
     Taxation of Annuity Payments ..........................................32
     Taxation of Death Benefit Proceeds ....................................32
     Penalty Tax on Premature Distributions ................................32
     Aggregation of Contracts ..............................................32
     Loss of Interest Deduction Where Contracts are
     Held by or for the Benefit of Certain
     Non-Natural Persons....................................................32
  QUALIFIED RETIREMENT PLANS................................................33
     Qualified Plan Types ..................................................33
     Direct Rollovers ......................................................35
  FEDERAL INCOME TAX WITHHOLDING............................................35
GENERAL MATTERS.............................................................35
     Tax Deferral...........................................................35
     Performance Data.......................................................35
     Financial Statements...................................................35
     Asset Allocation and Timing Services...................................35
     Restrictions Under the Texas Optional
     Retirement Program ....................................................35
     Distribution of Contracts .............................................35
     Owner Inquiries........................................................37
     Confirmation Statements................................................37
     Legal Proceedings .....................................................37
     Other Information......................................................37
STATEMENT OF ADDITIONAL INFORMATION-
  TABLE OF CONTENTS.........................................................38
APPENDIX A:  STATE PREMIUM TAXES............................................39
APPENDIX B:  PENNSYLVANIA MAXIMUM
  MATURITY AGE..............................................................40

                                 SPECIAL TERMS

         The following terms as used in this Prospectus have the indicated meanings:

         Accumulation Unit - A unit of measure that is used to calculate the value of an owner's variable investment account before the maturity date.

         Annuitant - Any natural person or persons whose life is used to determine the duration of annuity payments involving life contingencies. The "annuitant" is as designated on the specifications page of the contract or certificate or in the application, unless changed.

         Annuity Option - The method selected by each owner for annuity payments made by the Company. At the maturity date, the Company will provide an annuity with payments guaranteed for 10 years and for the lifetime of the annuitant, if the annuitant lives more than 10 years. This will be the annuity option unless changed.

         Annuity Service Office - The service office of the Company is P.O. Box 9230, Boston, Massachusetts 02205-9230.

         Annuity Unit - A unit of measure that is used after the maturity date to calculate variable annuity payments.

         Application - The document signed by each owner that serves as his or her application for an individual contract or participation under a group contract.

         Beneficiary - The person, persons or entity entitled to the death benefit under the contract upon the death of an owner or, in certain circumstances, the annuitant. If there is a surviving owner, that person will be deemed to be the beneficiary.

         Certificate - The document which is issued to and which summarizes the rights and benefits of the owner of a participating interest in a group contract.

         Contract Anniversary - For an individual contract, the anniversary of the contract date. For a group contract, the anniversary of the date of issue of a certificate under the contract.

         Contract Application - The document signed by the Group Holder that evidences the Group Holder's application for a Contract or, where context requires, the document signed by a prospective owner applying for an individual contract or a certificate evidencing participation in a group contract.

         Contract Date - In the case of an individual contract, the date of issue of the contract as designated in the contract specifications page. In the case of a group contract, the effective date of participation under the group annuity contract as designated in the certificate specifications page.

         Contract Value - The total of an owner's investment account values and, if applicable, any amount in the loan account attributable to that owner.

         Contract Year - The period of twelve consecutive months beginning on the contract date, or any anniversary thereafter.

         Contingent Beneficiary - The person, persons or entity to become the beneficiary if the beneficiary is not alive. The contingent beneficiary is as specified in the application, unless changed.

         Debt - Any amounts in an owner's loan account plus any accrued loan interest. The loan provision is available only under contracts or certificates issued in connection with Section 403(b) qualified plans that are not subject to Title I of ERISA.

         Due Proof of Death - Due Proof of Death is required upon the death of the owner or annuitant, as applicable. One of the following must be received at the Annuity Service Office within one year of the date of death:

         (a)      A certified copy of a death certificate;
         (b) A certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

         (c)      Any other proof satisfactory to us.

Death benefits will be paid within 7 days of receipt of due proof of death and all required claim forms by the Company's Annuity Service Office.

         Fixed Annuity - An annuity option with payments which are predetermined and guaranteed as to dollar amount.

         General Account - All the assets of the Company other than assets in separate accounts.

         Group Holder - The person, persons or entity to whom a group contract is issued.

         Investment Account - An account established by the Company which represents an owner's interest in an investment option prior to the maturity date.

         Investment Account Value - The value of an owner's investment in an investment account.

         Investment Options - The investment choices available to owners. Currently, there are thirty-five variable and four fixed investment options under the contract.

         Loan Account - The portion of the general account that is used for collateral when a loan is taken by an owner.

         Market Value Charge - A charge that may be assessed if amounts are withdrawn or transferred from the three, five or seven year investment options prior to the end of the interest rate guarantee period.

         Maturity Date - The date on which annuity benefits commence. The maturity date is the date specified in the contract or certificate specifications page and is generally the first day of the month following the later of the annuitant's 85th birthday or the tenth contract anniversary, unless changed.

         Net Purchase Payment - The purchase payment paid by or on behalf of an owner less the amount of premium tax, if any.

         Non-Qualified Certificates - Certificates issued under non-qualified contracts.

         Non-Qualified Contracts - Contracts which are not issued under qualified plans.

         Owner - In the case of a group contract, the person, persons or entity named in a certificate and entitled to all of the ownership rights under the contract not expressly reserved to the group holder. In the case of an individual contract, the person, persons or entity named in the contract and entitled to all of the ownership rights under the contract. The owner is specified in the application, unless changed.

         Portfolio or Trust Portfolio - A separate investment portfolio of the Trust, a mutual fund in which the Variable Account invests, or of any successor mutual fund.

         Purchase Payment - An amount paid by or on behalf of an owner to the Company as consideration for the benefits provided by the contract.

         Qualified Certificates - Certificates issued under Qualified
Contracts.

         Qualified Contracts - Contracts issued under qualified plans.

         Qualified Plans - Retirement plans which receive favorable tax treatment under Section 401, 403, 408 or 457 of the Internal Revenue Code of 1986, as amended.

         Separate Account - A segregated account of the Company that is not commingled with the Company's general assets and obligations.

         Sub-Account(s) - One or more of the sub-accounts of the Variable Account. Each sub-account is invested in shares of a different Trust portfolio.

         Valuation Date - Any date on which the New York Stock Exchange is open for business and the net asset value of a Trust portfolio is determined.

         Valuation Period - Any period from one valuation date to the next, measured from the time on each such date that the net asset value of each portfolio is determined.

         Variable Account - The Variable Account, which is a separate account of the Company.

         Variable Annuity - An annuity option with payments which: (1) are not predetermined or guaranteed as to dollar amount, and (2) vary in relation to the investment experience of one or more specified sub-accounts.


SUMMARY

         The Contracts. The flexible purchase payment combination fixed and variable annuity contracts offered by this Prospectus are a group contract, including an owner's participating interest in the group contract, and an individual contract. Usually, a group contract certificate will be issued. An individual contract is intended for use where a group contract is not available. Specific accounts are maintained under a group contract for each member of an eligible group participating in the contract as evidenced by the issuance of a certificate. The contracts provide for the accumulation of contract values and the payment of annuity benefits on a variable and/or fixed basis. Except as specifically noted herein and as set forth under the caption "FIXED ACCOUNT INVESTMENT OPTIONS" below, this Prospectus describes only the variable portion of the contracts.

         The contracts are designed as funding vehicles for amounts that are "rolled over" from employee benefit plans. The contracts will serve primarily as Individual Retirement Annuities under Section 408 of the Internal Revenue Code ("IRAs") and will be used for amounts transferred from plans entitled to be rolled over into an IRA. The contracts may also be used to fund other plans qualifying for special income tax treatment under the Code (See "QUALIFIED RETIREMENT PLANS") or plans not entitled to such special income tax treatment under the code.

         Purchase Payments. The minimum initial purchase payment is $3,500 and the minimum subsequent purchase payment is $30. Purchase payments may be made at any time, except that if a purchase payment would cause the owner's contract value to exceed $1,000,000, or the owner's contract value already exceeds $1,000,000, additional purchase payments will be accepted only with the prior approval of the Company. The Company may, at its option, cancel a contract or certificate and an owner's participation under a contract at the end of any two consecutive contract years in which no purchase payments by or on behalf of the owner have been made, if both (i) the total purchase payments made for the contract or certificate, less any withdrawals, are less than $2,000; and (ii) the contract value for the owner at the end of such two year period is less than $2,000. The cancellation of contract privileges may vary in certain states in order to comply with the requirements of insurance laws and regulations in such state. (See "PURCHASE PAYMENTS")

         Investment Options. Purchase payments may be allocated among the thirty-nine investment options currently available under the contract: thirty-five variable account investment options and four fixed account investment options. Due to current administrative capabilities, a contract owner is limited to a maximum of seventeen investment options (including all fixed account investment options) during the period prior to the maturity date of the contract. The thirty-five variable account investment options are the thirty-five sub-accounts of the Variable Account, a separate account established by the Company. The sub-accounts invest in corresponding portfolios of the Trust: the Pacific Rim Emerging Markets Trust, the Science & Technology Trust, the International Small Cap Trust, the Emerging Growth Trust, the Pilgrim Baxter Growth Trust, the Small/Mid Cap Trust, the International Stock Trust, the Worldwide Growth Trust, the Global Equity Trust, the Small Company Value Trust, the Equity Trust, the Growth Trust, the Quantitative Equity Trust, the Blue Chip Growth Trust, the Real Estate Securities Trust, the Value Trust, the International Growth and Income Trust, the Growth and Income Trust, the Equity-Income Trust, the Balanced Trust, the Aggressive Asset Allocation Trust, the High Yield Trust, the Moderate Asset Allocation Trust, the Conservative Asset Allocation Trust, the Strategic Bond Trust, the Global Government Bond Trust, the Capital Growth Bond Trust, the Investment Quality Bond Trust, the U.S. Government Securities Trust, the Money Market Trust, the Lifestyle Aggressive 1000 Trust, the Lifestyle Growth 820 Trust, the Lifestyle Balanced 640 Trust, the Lifestyle Moderate 460 Trust and the Lifestyle Conservative 280 Trust (see the accompanying Prospectus of the Trust). The portion of an owner's contract value in the

Variable Account and monthly annuity payments, if selected on a variable basis, will reflect the investment performance of the sub-accounts selected. (See "THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA SEPARATE ACCOUNT A") Purchase payments may also be allocated to the four fixed account investment options: one, three, five and seven year guaranteed investment accounts.
Under the fixed account investment options, the Company guarantees the principal value of purchase payments and the rate of interest credited to the investment account for the term of the guarantee period. The portion of an owner's contract value in the fixed account investment options and monthly annuity payments, if selected on a fixed basis, will reflect such interest and principal guarantees. (See "FIXED ACCOUNT INVESTMENT OPTIONS") Subject to certain regulatory limitations, the Company may elect to add, subtract or substitute investment options.

         Transfers. Prior to the maturity date, amounts may be transferred among an owner's variable account investment options and from the owner's variable account investment options to his or her fixed account investment options without charge. In addition, amounts may be transferred prior to the maturity date among the owner's fixed account investment options and from the owner's fixed account investment options to his or her variable account investment options, subject to a one year holding period requirement and a market value charge which may apply to such a transfer. (See "FIXED ACCOUNT INVESTMENT OPTIONS") After the maturity date, transfers are not permitted from variable annuity options to fixed annuity options or from fixed annuity options to variable annuity options. Transfers from any investment account must be at least $300 or, if less, the entire balance in the investment account. If, after the transfer the amount remaining in the investment account from which the transfer is made is less than $100, then we will transfer the entire amount instead of the requested amount. The Company may impose certain additional limitations on transfers. (See "TRANSFERS AMONG INVESTMENT OPTIONS" and "TRANSFERS AFTER MATURITY DATE") Transfer privileges may also be used under a special service offered by the Company to dollar cost average an investment in the contract. (See "SPECIAL TRANSFER SERVICES - DOLLAR COST AVERAGING")

         Withdrawals. Prior to the earlier of the maturity date or the death of an owner, the owner may withdraw all or a portion of his or her contract value. The amount withdrawn from any investment account must be at least $300 or, if less, the entire balance of the investment account. If a partial withdrawal would reduce the owner's contract value to less than $300, the withdrawal request will be treated as a request to withdraw the owner's entire
contract value.  An administration fee may be imposed. (See "WITHDRAWALS")   A
withdrawal may be subject to a penalty tax. (See "FEDERAL TAX MATTERS") Withdrawal privileges may also be exercised pursuant to the Company's income plan service. (See "SPECIAL WITHDRAWAL SERVICES - INCOME PLAN")

         Loans. The Company offers a loan privilege under contracts or certificates issued in connection with Section 403(b) qualified plans that are not subject to Title I of ERISA. Where available, owners may obtain loans using their contract value as the only security for the loan. The effective cost of a loan is 2% per year of the amount borrowed. (See "LOANS")

         Death Benefits. The Company will pay the death benefit described below (which, as defined, is net of any debt) to the beneficiary if any owner dies before the maturity date. If there is a surviving owner, that owner will be deemed to be the beneficiary. No death benefit is payable on the death of any annuitant, except that if any owner is not a natural person, the death of any annuitant will be treated as the death of an owner. The death benefit will be determined as of the date on which written notice and proof of death and all required claim forms are received at the Company's Annuity Service Office.

         The death benefit will be the greater of the contract value or the minimum death benefit. The minimum death benefit is equal to the sum of all purchase payments made by or on behalf of the owner minus a reduction for any partial withdrawals made by or on behalf of the owner. The amount of the reduction is the greater of (a) or (b), where (a) is the amount of the partial withdrawal and (b) is the amount obtained by multiplying the minimum death benefit prior to the withdrawal by the ratio of the partial withdrawal to the contract value prior to the withdrawal. (See "DEATH BENEFIT BEFORE MATURITY DATE") If the annuitant dies after the maturity date and annuity payments have been selected based on an annuity option providing for payments for a guaranteed period, the Company will make the remaining guaranteed payments to the beneficiary. (See "DEATH BENEFIT ON OR AFTER MATURITY DATE")

         Annuity Payments. The Company offers a variety of fixed and variable annuity options. Periodic annuity payments will begin on the maturity date. The owner selects the maturity date, frequency of payment and annuity option. (See "ANNUITY PROVISIONS")

         Ten Day Review. Within 10 days of receipt of his or her contract or certificate, an owner may cancel the contract or certificate by returning it to the Company. The ten day right to review may vary in certain states in order to comply with the requirements of insurance laws and regulations in such states. (See "TEN DAY RIGHT TO REVIEW")

         Modification. The contract or certificate may not be modified by the Company without the consent of the group holder or owner, as applicable, except as may be required to make it conform to any law or regulation or ruling issued by a governmental agency. However, on 60 days' notice to the group holder, the Company may change the administration fees, mortality and expense risk charges, annuity purchase rates and the market value charge as to any certificate issued after the effective date of the modification. (See "MODIFICATION")

         Discontinuance of New Owners. In the case of group contracts, on thirty days' notice to the group holder, the Company may limit or discontinue acceptance of new applications and the issuance of new certificates. (See "DISCONTINUANCE OF NEW OWNERS")

         Charges and Deductions. The following table and Example are designed to assist group holders and owners in understanding the various costs and expenses to which they are subject directly and indirectly. The table reflects expenses of the separate account and the underlying portfolio company. In addition to the items listed in the following table, premium taxes may be applicable to certain owners. The items listed under "Separate Account Annual Expenses" are more completely described in this Prospectus (see "CHARGES AND DEDUCTIONS") The items listed under "Trust Annual Expenses" are described in detail in the accompanying Trust Prospectus to which reference should be made.

TRANSACTION EXPENSES

         None.

ANNUAL ADMINISTRATION FEE...................   $30(1)

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)

Mortality and expense risk fees.............   0.85%
Administration fee  - asset based...........   0.15%

Total Separate Account Annual Expenses......   1.00%


TRUST ANNUAL EXPENSES
(as a percentage of Trust average net assets)

--------
    (1)The $30 annual administration fee will not be assessed prior to the maturity date if at the time of its assessment the sum of all the owner's investment accounts is greater than $100,000.

                                      MANAGEMENT      OTHER       TOTAL TRUST
TRUST PORTFOLIO                          FEES        EXPENSES   ANNUAL EXPENSES

--------------------------------------------------------------------------------
Pacific Rim Emerging Markets........    0.850%        0.300%        1.150%
Science & Technology................    1.100%        0.100%        1.200%
International Small Cap.............    1.100%        0.190%        1.290%
Emerging Growth.....................    1.050%        0.100%        1.150%
Pilgrim Baxter Growth...............    1.050%        0.300%        1.350%
Small/Mid Cap.......................    1.000%        0.100%        1.100%
International Stock.................    1.050%        0.200%        1.250%
Worldwide Growth....................    1.000%        0.300%        1.300%
Global Equity.......................    0.900%        0.110%        1.010%
Small Company Value Trust...........    1.050%        0.150%*       1.200%
Equity..............................    0.750%        0.050%        0.800%
Growth..............................    0.850%        0.160%        1.010%
Quantitative Equity**...............    0.700%**      0.060%        0.760%**
Blue Chip Growth....................    0.925%        0.050%        0.975%
Real Estate Securities**............    0.700%**      0.100%        0.800%**
Value...............................    0.800%        0.050%        0.850%
International Growth and Income.....    0.950%        0.160%        1.110%
Growth and Income...................    0.750%        0.050%        0.800%
Equity-Income.......................    0.800%        0.050%        0.850%
Balanced............................    0.800%        0.150%        0.950%
Aggressive Asset Allocation.........    0.750%        0.150%        0.900%
High Yield..........................    0.775%        0.145%        0.920%
Moderate Asset Allocation...........    0.750%        0.090%        0.840%
Conservative Asset Allocation.......    0.750%        0.120%        0.870%
Strategic Bond......................    0.775%        0.085%        0.860%
Global Government Bond..............    0.800%        0.100%        0.900%
Capital Growth Bond**...............    0.650%**      0.100%        0.750%**
Investment Quality Bond.............    0.650%        0.080%        0.730%
U.S. Government Securities..........    0.650%        0.060%        0.710%
Money Market........................    0.500%        0.050%        0.550%


                                   MINIMUM TOTAL TRUST      MAXIMUM TOTAL TRUST
                                   ANNUAL EXPENSES***       ANNUAL EXPENSES****
                                   (AFTER FEE WAIVER)       (AFTER FEE WAIVER)
Lifestyle Aggressive 1000#               0.760%                   1.350%
Lifestyle Growth 820#                    0.720%                   1.260%
Lifestyle Balanced 640#                  0.680%                   1.180%
Lifestyle Moderate 460#                  0.630%                   1.090%
Lifestyle Conservative 280#              0.590%                   1.010%


*Based on estimates of payments to be made during the current fiscal year.

** "Total Trust Annual Expenses" for the Quantitative Equity, Real Estate Securities and Capital Growth Bond Trusts do not reflect an agreement by Manufacturers Securities Services, LLC ("MSS") voluntarily to waive fees payable to it and/or reimburse expenses for a period of one year commencing January 1, 1997 to the extent necessary to prevent "Total Trust Annual Expenses" for each such Trust from exceeding .50% of average net assets. "Management Fees" for each such Trust do not reflect estimated fee waivers by MSS pursuant to such agreement. If such waivers were reflected "Management Fees" would be 0.440%, 0.400% and 0.400% for the Quantitative Equity Trust, Real Estate Securities Trust and the Capital Growth Bond Trust, respectively.

*** Minimum Fees are determined assuming the following allocation for the Underlying Portfolios: Lifestyle Aggressive 1000 Trust, 100% Quantitative Equity Trust; Lifestyle Growth 820 Trust, 80% Quantitative Equity Trust, 20% Money Market Trust;

Lifestyle Balanced 640 Trust, 60% Quantitative Equity Trust, 40% Money Market Trust; Lifestyle Moderate 460 Trust, 40% Quantitative Equity Trust, 60% Money Market Trust; Lifestyle Conservative 280 Trust, 20% Quantitative Equity Trust, 80% Money Market Trust.

**** Maximum Fees are determined assuming the following allocation for the Underlying Portfolios: Lifestyle Aggressive 1000 Trust, 100% Pilgrim Baxter Growth Trust; Lifestyle Growth 820 Trust, 80% Pilgrim Baxter Growth Trust, 20% High Yield Trust; Lifestyle Balanced 640 Trust, 60% Pilgrim Baxter Growth Trust, 40% High Yield Trust; Lifestyle Moderate 460 Trust, 40% Pilgrim Baxter Growth Trust, 60% High Yield Trust; Lifestyle Conservative 280 Trust, 20% Pilgrim Baxter Growth Trust, 80% High Yield Trust.

#Each Lifestyle Trust will invest in shares of the Underlying Portfolios. Therefore, each Lifestyle Trust will, in addition to its own expenses, such as certain Other Expenses, bear its pro rata share of the fees and expenses incurred by the Underlying Portfolios and the investment return of each Lifestyle Trust will be net of the Underlying Portfolio expenses. MSS has voluntarily agreed to pay the expenses of each Lifestyle Trust (excluding the expenses of the Underlying Portfolios). This expense reimbursement may be terminated at any time. If such expense reimbursement was not in effect, Total Trust Annual Expenses would be .04% higher (based on the expenses of the Lifestyle Trusts for the preceding fiscal year) as reflected in the chart below:

                                             Minimum Total Trust              Maximum Total Trust
                                               Annual Expenses                  Annual Expenses
                                            (see note *** above)             (see note **** above)
                                            --------------------              -------------------
Lifestyle Aggressive 1000 Trust                    0.800%                           1.390%
Lifestyle Growth 820 Trust                         0.760%                           1.300%
Lifestyle Balanced 640 Trust                       0.720%                           1.220%
Lifestyle Moderate 460 Trust                       0.670%                           1.130%
Lifestyle Conservative 280 Trust                   0.630%                           1.050%


EXAMPLE

         An owner will have paid the following expenses on a $1,000 investment, assuming 5% annual return on assets, regardless of whether the contract owner annuitized as provided in the contract, surrendered the contract or did not surrender the contract at the end of the applicable time period:

TRUST PORTFOLIO                            1 YEAR     3 YEARS     5 YEARS*   10 YEARS*

------------------------------------------------------------------------------------------
Pacific Rim Emerging Markets........        $27         $82         $140       $297
Science & Technology................         27          83
International Small Cap.............         28          86          147        311
Emerging Growth.....................         27          82
Pilgrim Baxter Growth...............         29          88
Small/Mid Cap.......................         26          80          137        292
International Stock.................         28          85
Worldwide Growth....................         28          86
Global Equity.......................         25          78          133        283
Small Company Value Trust...........       [  ]        [  ]
Equity..............................         23          71          122        262
Growth..............................         25          78          133        283
Quantitative Equity.................         23          70          120        258
Blue Chip Growth....................         25          77          131        280
Real Estate Securities..............         23          71          122        262
Value...............................         24          73
Int'l Growth and Income.............         26          81          138        293
Growth and Income...................         23          71          122        262
Equity-Income.......................         24          73          125        267
Balanced............................         25          76

Aggressive Asset Allocation.........         24          74          127        272
High Yield..........................         24          75

TRUST PORTFOLIO                            1 YEAR     3 YEARS     5 YEARS*  10 YEARS*

------------------------------------------------------------------------------------------
Moderate Asset Allocation...........         24          73          124        266
Conservative Asset Allocation.......         24          74          126        269
Strategic Bond......................         24          73          125        268
Global Government Bond..............         24          74          127        272
Capital Growth Bond.................         23          70          120        257
Investment Quality Bond.............         22          69          119        255
U.S. Government Securities..........         22          69          118        253
Money Market........................         21          64          110        236
Lifestyle Aggressive 1000**.........         26          79
Lifestyle Growth 820**..............         25          77
Lifestyle Balanced 640**............         24          75
Lifestyle Moderate 460**............         24          73
Lifestyle Conservative 280**........         23          71

* The example of expenses for certain Trusts contains only one year and three year examples since they are newly formed Trusts.

** The example of expenses for the Lifestyle Trusts is calculated using the midpoint of the minimum and maximum fees set forth under Trust Annual Operating Expenses.

         For purposes of presenting the foregoing Example, the Company has made certain assumptions mandated by the Commission. The Company has assumed that there are no transfers or other transactions and that the "Other Expenses" line item under "Trust Annual Expenses" will remain the same. Such assumptions, which are mandated by the Commission in an attempt to provide prospective investors with standardized data with which to compare various annuity contracts, do not take into account certain features of the contract and prospective changes in the size of the Trust which may operate to change the expenses borne by contract owners. Consequently, the amounts listed in the Example above should not be considered a representation of past or future expenses and actual expenses borne by contract owners may be greater or lesser than those shown.

         In addition, for purposes of calculating the values in the above Example, the Company has translated the $30 annual administration charge listed under "Annual Administration Fee" to a 0.136% annual asset charge based on the $22,000 approximate average size of contracts and certificates of this series. So translated, such charge would be higher for smaller contract values and lower for larger contract values.

                                * * * * * * * *

         The above summary is qualified in its entirety by the detailed information appearing elsewhere in this Prospectus and Statement of Additional Information and the accompanying Prospectus and Statement of Additional Information for the Trust, to which reference should be made. This Prospectus generally describes only the variable aspects of the contract, except where fixed aspects are specifically mentioned.


 GENERAL INFORMATION ABOUT THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA, THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA SEPARATE
                 ACCOUNT A AND MANUFACTURERS INVESTMENT TRUST

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA

         The Manufacturers Life Insurance Company of North America ("the Company"), formerly North American Security Life Insurance Company, is a stock life insurance company organized under the laws of Delaware in 1979. The Company's principal office is located at 116 Huntington Avenue, Boston,

Massachusetts. The ultimate parent of the Company is The Manufacturers Life Insurance Company ("Manulife"), a Canadian mutual life insurance company based in Toronto, Canada. Prior to January 1, 1996, the Company was a wholly owned subsidiary of North American Life Assurance Company ("NAL"), a Canadian mutual life insurance company. On January 1, 1996 NAL and Manulife merged with the combined company retaining the Manulife name.

THE MANUFACTURERS LIFE INSURANCE COMPANY OF NORTH AMERICA SEPARATE ACCOUNT A

         The Company established the Variable Account on August 24, 1984 as a separate account under Delaware law. The income, gains and losses, whether or not realized, from assets of the Variable Account are, in accordance with the contracts, credited to or charged against the Variable Account without regard to other income, gains or losses of the Company. Nevertheless, all obligations arising under the contracts are general corporate obligations of the Company. Assets of the Variable Account may not be charged with liabilities arising out of any other business of the Company.

         The Variable Account is registered with the Commission under the Investment Company Act of 1940, as amended ("1940 Act") as a unit investment trust. A unit investment trust is a type of investment company which invests its assets in specified securities, such as the shares of one or more investment companies. Registration under the 1940 Act does not involve supervision by the Commission of the management or investment policies or practices of the Variable Account. If deemed by the Company to be in the best interests of persons having voting rights under the contracts, the Variable Account may be operated as a management company under the 1940 Act or it may be deregistered under such Act in the event such registration is no longer required.

         There are currently thirty-five sub-accounts within the Variable Account. The Company reserves the right to add other sub-accounts, eliminate existing sub-accounts, combine sub-accounts or transfer assets in one sub-account to another sub-account established by the Company or an affiliated company. The Company will not eliminate existing sub-accounts or combine sub-accounts without obtaining any necessary approval of the appropriate state or federal regulatory authorities.

MANUFACTURERS INVESTMENT TRUST

         The assets of each available sub-account of the Variable Account are invested in shares of a corresponding portfolio of the Trust. A description of each portfolio is set forth below. The Trust is registered under the 1940 Act as an open-end management investment company. Each of the portfolios is diversified for purposes of the 1940 Act, except for the Global Government Bond Trust, the Emerging Growth Trust and the five Lifestyle Trusts which are non-diversified. The Trust receives investment advisory services from MSS.

         The Trust currently has fifteen subadvisers who manage all of the portfolios:

            SUBADVISER                                           SUBADVISER TO
            ----------                                           -------------
            Fidelity Management Trust Company                    Equity Trust
                                                                 Conservative Asset Allocation Trust
                                                                 Moderate Asset Allocation Trust
                                                                 Aggressive Asset Allocation Trust

            Founders Asset Management, Inc.                      Growth Trust
                                                                 Worldwide Growth Trust
                                                                 Balanced Trust
                                                                 International Small Cap Trust

            Fred Alger Management, Inc.                          Small/Mid Cap Trust

            J.P. Morgan Investment Management Inc.               International Growth and Income Trust

            Manufacturers Adviser Corporation                    Pacific Rim Emerging Markets Trust
                                                                 Quantitative Equity Trust
                                                                 Real Estate Securities Trust
                                                                 Capital Growth Bond Trust
                                                                 Money Market Trust

                                                                Lifestyle Trusts

           Miller Anderson & Sherrerd, LLP                      Value Trust
                                                                High Yield Trust

           Morgan Stanley Asset Management Inc.                 Global Equity Trust

           Oechsle International Advisors, L.P.                 Global Government Bond Trust

           Rosenberg Institutional Equity                       Small Company Value Trust
             Management

           Rowe Price-Fleming International, Inc.               International Stock Trust

           Pilgrim Baxter & Associates                          Pilgrim Baxter Growth Trust

           Salomon Brothers Asset Management, Inc.              U.S. Government Securities Trust
                                                                Strategic Bond Trust

           T. Rowe Price Associates, Inc.                       Science & Technology Trust
                                                                Blue Chip Growth Trust
                                                                Equity-Income Trust

           Warburg, Pincus Counsellors, Inc.                    Emerging Growth Trust

           Wellington Management Company, LLP                   Growth and Income Trust
                                                                Investment Quality Bond Trust

         The following is a brief description of each portfolio:

         The PACIFIC RIM EMERGING MARKETS TRUST seeks long-term growth of capital by investing in a diversified portfolio that is comprised primarily of common stocks and equity-related securities of corporations domiciled in countries in the Pacific Rim region.

         The SCIENCE & TECHNOLOGY TRUST seeks long-term growth of capital. Current income is incidental to the portfolio's objective.

         The INTERNATIONAL SMALL CAP TRUST seeks capital appreciation by investing primarily in securities issued by foreign companies which have total market capitalization or annual revenues of $1 billion or less. These securities may represent companies in both established and emerging economies throughout the world.

         The EMERGING GROWTH TRUST seeks maximum capital appreciation by investing primarily in a portfolio of equity securities of domestic companies. The Emerging Growth Trust ordinarily will invest at least 65% of its total assets in common stocks or warrants of emerging growth companies that represent attractive opportunities for maximum capital appreciation.

         The PILGRIM BAXTER GROWTH TRUST seeks capital appreciation by investing in companies believed by the subadviser to have an outlook for strong earnings growth and the potential for significant capital appreciation.

         The SMALL/MID CAP TRUST seeks long-term capital appreciation by investing at least 65% of its total assets (except during temporary defensive periods) in small/mid cap equity securities. As used herein small/mid cap equity securities are equity securities of companies that, at the time of purchase, have total market capitalization between $500 million and $5 billion.

         The INTERNATIONAL STOCK TRUST seeks long-term growth of capital by investing primarily in common stocks of established, non-U.S. companies.

         The WORLDWIDE GROWTH TRUST seeks long-term growth of capital by normally investing at least 65% of its total assets in equity securities of growth companies in a variety of markets throughout the world.

         The GLOBAL EQUITY TRUST seeks long-term capital appreciation by investing primarily in equity securities throughout the world, including U.S. issuers and emerging markets.

         The SMALL COMPANY VALUE TRUST seeks long term growth of capital by investing in equity securities of smaller companies which are traded principally in the markets of the United States.

         The EQUITY TRUST seeks growth of capital by investing primarily in common stocks of United States issuers and securities convertible into or carrying the right to buy common stocks.

         The GROWTH TRUST seeks long-term growth of capital by investing at least 65% of the portfolio's total assets in the common stocks of well-established, high-quality growth companies that the subadviser believes have the potential to increase earnings faster than the rest of the market.

         The QUANTITATIVE EQUITY TRUST seeks to achieve intermediate and long-term growth through capital appreciation and current income by investing in common stocks and other equity securities of well established companies with promising prospects for providing an above average rate of return.

         The BLUE CHIP GROWTH TRUST seeks to achieve long-term growth of capital (current income is a secondary objective) and many of the stocks in the portfolio are expected to pay dividends.

         The REAL ESTATE SECURITIES TRUST seeks to achieve a combination of long-term capital appreciation and satisfactory current income by investing in real estate related equity and debt securities.

         The VALUE TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, ADRs and other equity securities of companies with equity capitalizations usually greater than $300 million.

         The INTERNATIONAL GROWTH AND INCOME TRUST seeks long-term growth of capital and income by investing, under normal circumstances, at least 65% of its total assets in equity securities of foreign issuers. The portfolio may also invest in debt securities of corporate or sovereign issuers rated A or higher by Moody's or S&P or, if unrated, of equivalent credit quality as determined by the subadviser. Under normal circumstances, the portfolio will be invested approximately 85% in equity securities and 15% in fixed income securities.

         The GROWTH AND INCOME TRUST seeks long-term growth of capital and income, consistent with prudent investment risk, by investing primarily in a diversified portfolio of common stocks of United States issuers which the subadviser believes are of high quality.

         The EQUITY-INCOME TRUST seeks to provide substantial dividend income and also long-term capital appreciation by investing primarily in dividend-paying common stocks, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

         The BALANCED TRUST seeks current income and capital appreciation by investing in a balanced portfolio of common stocks, U.S. and foreign government obligations and a variety of corporate fixed-income securities.

         The HIGH YIELD TRUST seeks to realize an above-average total return over a market cycle of three to five years, consistent with reasonable risk, by investing primarily in high yield debt securities, including corporate bonds and other fixed-income securities.

         The AUTOMATIC ASSET ALLOCATION TRUSTS seek the highest potential total return consistent with a specified level of risk tolerance -- conservative, moderate or aggressive -- by investing primarily in the kinds of securities in which the Equity, Investment Quality Bond, U.S. Government Securities and Money Market Trusts may invest.

         * The AGGRESSIVE ASSET ALLOCATION TRUST seeks the highest total return consistent with an aggressive level of risk tolerance. This Trust attempts to limit the decline in portfolio value in very adverse market conditions to 15% over any three year period.

         * The MODERATE ASSET ALLOCATION TRUST seeks the highest total return consistent with a moderate level of risk tolerance. This Trust attempts to limit the decline in portfolio value in very adverse market conditions to 10% over any three year period.

         * The CONSERVATIVE ASSET ALLOCATION TRUST seeks the highest total return consistent with a conservative level of risk tolerance. This Trust attempts to limit the decline in portfolio value in very adverse market conditions to 5% over any three year period.

         The STRATEGIC BOND TRUST seeks a high level of total return consistent with preservation of capital by giving its subadviser broad discretion to deploy the portfolio's assets among certain segments of the fixed-income market as the subadviser believes will best contribute to achievement of the portfolio's investment objective.

         The GLOBAL GOVERNMENT BOND TRUST seeks a high level of total return by placing primary emphasis on high current income and the preservation of capital by investing primarily in a global portfolio of high-quality, fixed-income securities of foreign and United States governmental entities and supranational issuers.

         The CAPITAL GROWTH BOND TRUST seeks to achieve growth of capital by investing in medium-grade or better debt securities, with income as a secondary consideration. The Capital Growth Bond Trust differs from most "bond" funds in that its primary objective is capital appreciation, not income.

         The INVESTMENT QUALITY BOND TRUST seeks a high level of current income consistent with the maintenance of principal and liquidity, by investing primarily in a diversified portfolio of investment grade corporate bonds and U.S. Government bonds with intermediate to longer term maturities. The portfolio may also invest up to 20% of its assets in non-investment grade fixed income securities.

         The U.S. GOVERNMENT SECURITIES TRUST seeks a high level of current income consistent with preservation of capital and maintenance of liquidity, by investing in debt obligations and mortgage-backed securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and derivative securities such as collateralized mortgage obligations backed by such securities.

         The MONEY MARKET TRUST seeks maximum current income consistent with preservation of principal and liquidity by investing in high quality money market instruments with maturities of 397 days or less issued primarily by United States entities.

         The LIFESTYLE AGGRESSIVE 1000 TRUST seeks to provide long-term growth of capital (current income is not a consideration) by investing 100% of the Lifestyle Trust's assets in other portfolios of the Trust ("Underlying Portfolios") which invest primarily in equity securities.

         The LIFESTYLE GROWTH 820 TRUST seeks to provide long-term growth of capital with consideration also given to current income by investing approximately 20% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 80% of its assets in Underlying Portfolios which invest primarily in equity securities.

         The LIFESTYLE BALANCED 640 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to capital growth by investing approximately 40% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 60% of its assets in Underlying Portfolios which invest primarily in equity securities.

         The LIFESTYLE MODERATE 460 TRUST seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis given to high income by investing approximately 60% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 40% of its assets in Underlying Portfolios which invest primarily in equity securities.

         The LIFESTYLE CONSERVATIVE 280 TRUST seeks to provide a high level of current income with some consideration also given to growth of capital by investing approximately 80% of the Lifestyle Trust's assets in Underlying Portfolios which invest primarily in fixed income securities and approximately 20% of its assets in Underlying Portfolios which invest primarily in equity securities.

         In pursuing the Strategic Bond, High Yield and Investment Quality Bond Trusts' investment objective, each portfolio expects to invest a portion of its assets in high yield securities, commonly known as "junk bonds" which also present a high degree of risk. The risks of these securities include price volatility and risk of default in the payment of interest and principal. See "Risk Factors Relating to High Yield Securities" contained in the Manufacturers Investment Trust prospectus before investing in either Trust.

         In pursuing the Pacific Rim Emerging Markets, International Stock, Worldwide Growth, International Small Cap, Global Equity, Strategic Bond, International Growth and Income, High Yield and Global Government Bond Trusts' investment objective, each portfolio may invest up to 100% of its assets in foreign securities which may present additional risks. See "Foreign Securities" in the Manufacturers Investment Trust prospectus before investing in any of these Trusts.

         If the shares of a Trust portfolio are no longer available for investment or in the Company's judgment investment in a Trust portfolio becomes inappropriate in view of the purposes of the Variable Account, the Company may eliminate the shares of a portfolio and substitute shares of another portfolio of the Trust or another open-end registered investment company. Substitution may be made with respect to both existing investments and the investment of future purchase payments. However, no such substitution will be made without notice to the contract owner and prior approval of the Commission to the extent required by the 1940 Act.

         The Company will vote shares of the Trust portfolios held in the Variable Account at meetings of shareholders of the Trust in accordance with voting instructions received from the persons having the voting interest under the contracts. The number of portfolio shares for which voting instructions may be given will be determined by the Company in the manner described below, not more than 90 days prior to the meeting of the Trust. Trust proxy material will be distributed to each person having the voting interest under the contract together with appropriate forms for giving voting instructions. Portfolio shares held in the Variable Account that are attributable to contract owners and as to which no timely instructions are received and portfolio shares held in the Variable Account that are beneficially owned by the Company will be voted by the Company in proportion to the instructions received.

         Prior to the maturity date, the person having the voting interest under a contract is the contract owner and the number of votes as to each portfolio for which voting instructions may be given is determined by dividing the value of the investment account corresponding to the sub-account in which such portfolio shares are held by the net asset value per share of that portfolio. After the maturity date, the person having the voting interest under a contract is the annuitant and the number of votes as to each portfolio for which voting instructions may be given is determined by dividing the reserve for the contract allocated to the sub-account in which such portfolio shares are held by the net asset value per share of that portfolio. Generally, the number of votes tends to decrease as annuity payments progress since the amount of reserves attributable to a contract will usually decrease after commencement of annuity payments. The Company reserves the right to make any changes in the voting rights described above that may be permitted by the federal securities laws or regulations or interpretations of these laws or regulations.

         A full description of the Trust, including the investment objectives, policies and restrictions of each of the portfolios, is contained in the Prospectus for the Trust which accompanies this Prospectus and should be read by a prospective purchaser before investing.


                          DESCRIPTION OF THE CONTRACTS

ELIGIBLE GROUPS AND INDIVIDUALS

         The contracts are designed as funding vehicles for amounts that are "rolled over" from employee benefit plans. The contracts will serve primarily as Individual Retirement Annuities under Section 408 of the Internal Revenue Code ("IRAs") and will be used for amounts transferred from plans entitled to be rolled over into an IRA. The contracts may be used to fund plans qualifying for special income tax treatment under the Code, such as pension and profit-sharing plans for corporations and sole proprietorships/partnerships ("H.R. 10" and "Keogh" plans), tax-sheltered annuities, and state and local government deferred compensation plans. (See "QUALIFIED RETIREMENT PLANS.") The contracts are also designed so that they may be used with non-qualified retirement plans, such as deferred compensation and payroll savings plans and such groups (trusteed or non-trusteed) as may be eligible under applicable law.

         Usually, a group contract certificate will be issued. An individual contract is intended for use where a group contract is not available. Group contracts have been issued to the Venture Trust, a trust established with United Missouri Bank, N.A., Kansas City, Missouri, as group holder for groups comprised of persons who have brokerage accounts with brokers having selling agreements with MSS, the principal underwriter of the contracts.

         An eligible member of a group to which a group contract has been issued may become an owner under the contract, or a person may purchase an individual contract, where available, by submitting a completed application, if required by the Company, and a minimum purchase payment. A certificate summarizing the rights and benefits of the owner under the group contract, or an individual contract defining such rights and benefits, may be issued to an applicant acceptable to the Company. The Company reserves the right to decline to issue a certificate or contract to any person in its sole discretion. All rights and privileges under a group contract may be exercised by each owner as to his or her interest unless expressly reserved to the group holder. Provisions of any plan in connection with which the contract was issued may restrict an owner's ability to exercise contractual rights and privileges.

ACCUMULATION PROVISIONS

PURCHASE PAYMENTS

         Purchase payments are paid to the Company at its Annuity Service Office. The minimum initial purchase payment is $3,500 and the minimum
subsequent purchase payment is $30.   Purchase payments may be made at any
time. The Company may provide by separate agreement for purchase payments to be automatically withdrawn from an owner's bank account on a periodic basis.
If a purchase payment would cause the contract value for an owner to exceed $1,000,000 or the owner's contract value already exceeds $1,000,000, additional purchase payments will be accepted only with the prior approval of the Company.

         The Company may, at its option, cancel an individual contract or a certificate and an owner's participation under a group contract at the end of any two consecutive contract years in which no purchase payments by or on behalf of the owner have been made, if both (i) the total purchase payments made for the contract or certificate, less any withdrawals, are less than $2,000; and (ii) the contract value for the owner at the end of such two year period is less than $2,000. The cancellation of contract privileges may vary in certain states in order to comply with the requirements of insurance laws and regulations in such state. Upon cancellation the Company will pay the owner his or her contract value computed as of the valuation period during which the cancellation occurs less any debt and less the annual $30 administration fee. The amount paid will be treated as a withdrawal for Federal tax purposes and thus may be subject to income tax and to a 10% penalty tax. (See "FEDERAL TAX MATTERS")

         Purchase payments are allocated among the investment options in accordance with the percentages designated by the owner. In addition, owners have the option to participate in the Guarantee Plus Program administered by the Company. Under the Guarantee Plus Program the initial purchase payment is split between the fixed and variable investment options. A percentage of the initial purchase payment is allocated to the chosen fixed account, such that at the end of the guaranteed period the fixed account will have grown to an amount at least equal to the total initial purchase payment. The percentage depends upon the current interest rate of the fixed investment option. The balance of the initial purchase payment is allocated among the variable investment options as indicated on the contract or certificate specifications page. Owners may elect to participate in the Guarantee Plus Program and may obtain full information concerning the program and its restrictions from their securities dealers or the Annuity Service Office. An owner may change the allocation of subsequent purchase payments at any time upon written notice to the Company or by telephone in accordance with the Company's telephone transfer procedures.

ACCUMULATION UNITS

         The Company will establish an investment account for each owner for each variable account investment option to which such owner allocates purchase payments. Purchase payments are credited to such investment accounts in the form of accumulation units. The following discussion of accumulation units, the value of accumulation units and the net investment factor formula pertains only to the accumulations in the variable account investment options. The parallel discussion regarding accumulations in the fixed account investment options appears elsewhere in this Prospectus. (See "FIXED ACCOUNT INVESTMENT OPTIONS")

         The number of accumulation units to be credited to each investment account is determined by dividing the net purchase payment allocated to that investment account by the value of an accumulation unit for that investment account for the valuation period during which the purchase payment is received at the Company's Annuity Service Office complete with all necessary information or, in the case of the first purchase payment for a certificate or contract, pursuant to the procedures described below.

         Initial purchase payments for a certificate or contract received by mail will usually be credited in the valuation period during which received at the Annuity Service Office, and in any event not later than two business days after receipt of all information necessary for processing issuance of the certificate or contract. The applicant will be informed of any deficiencies preventing processing if the certificate or contract cannot be issued and the purchase payment credited within two business days after receipt. If the deficiencies are not remedied within five business days, the purchase payment will be returned promptly to the applicant, unless the applicant specifically consents to the Company's retaining the purchase payment until all necessary information is received. Initial purchase payments received by wire transfer from broker-dealers will be credited in the valuation period during which received where such broker-dealers have made special arrangements with the Company.

VALUE OF ACCUMULATION UNITS

         The value of accumulation units will vary from one valuation period to the next depending upon the investment results of the particular sub-accounts to which purchase payments are allocated. The value of an accumulation unit for each sub-account was arbitrarily set at $10 or $12.50 for the first valuation period under contracts similar to the contracts described in this Prospectus. The value of an accumulation unit for any subsequent valuation period is determined by multiplying the value of an accumulation unit for the immediately preceding valuation period by the net investment factor for such sub-account (described below) for the valuation period for which the value is being determined.

NET INVESTMENT FACTOR

         The net investment factor is an index used to measure the investment performance of a sub-account from one valuation period to the next. The net investment factor for each sub-account for any valuation period is determined by dividing (a) by (b) and subtracting (c) from the result:

         Where (a) is:

                  (1) the net asset value per share of a portfolio share held in the sub-account determined at the end of the current valuation period, plus

                  (2) the per share amount of any dividend or capital gain distributions made by the portfolio on shares held in the sub-account if the "ex-dividend" date occurs during the current valuation period.

         Where (b) is:

                  the net asset value per share of a portfolio share held in the sub-account determined as of the end of the immediately preceding valuation period.

         Where (c) is:

                  a factor representing the charges deducted from the sub-account on a daily basis for administrative expenses and mortality and expense risks. Currently, such factor is equal on an annual basis to 1.00% (0.15% for administrative expenses and 0.85% for mortality and expense risks).

         The net investment factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease or remain the same.

TRANSFERS AMONG INVESTMENT OPTIONS

         Before the maturity date an owner may transfer amounts among his or her variable account investment options and from such investment options to his or her fixed account investment options at any time and without charge upon written notice to the Company or by telephone if the owner authorizes the Company in writing to accept telephone transfer requests. Accumulation units will be canceled from the investment account from which amounts are transferred and credited to the investment account to which amounts are transferred. The Company will effect such transfers so that the contract value on the date of the transfer will not be affected by the transfer. The owner must transfer at least $300 or, if less, the entire value of the investment account. If after the transfer the amount remaining in the investment account is less than $100, then the Company will transfer the entire amount instead of the requested amount. The Company reserves the right to limit, upon notice, the maximum number of transfers an owner may make to one per month or six at any time within a contract year. In addition, the Company reserves the right to defer the transfer privilege at any time that the Company is unable to purchase or redeem shares of the Trust portfolios.
The Company also reserves the right to modify or terminate the transfer privilege at any time in accordance with applicable law.

MAXIMUM NUMBER OF INVESTMENT OPTIONS

         Due to current administrative capabilities, a contract owner is limited to a maximum of 17 investment options (including all fixed account investment options) during the period prior to the maturity date of the contract (the "Contract Period"). In calculating this limit for each contract owner, investment options to which the contract owner has allocated purchased payments at any time during the Contract Period will be counted toward the 17 maximum even if the contract owner no longer has contract value allocated to these investment options.

TELEPHONE TRANSACTIONS

         Owners are permitted to request transfers/redemptions by telephone. The Company will not be liable for following instructions communicated by telephone that it reasonably believes to be genuine. To be permitted to request a transfer/redemption by telephone, an owner must elect the option.
The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine and may only be liable for any losses due to unauthorized or fraudulent instructions where it fails to employ its procedures properly. Such procedures include the following. Upon telephoning a request, owners will be asked to provide their account number, and if not available, their social security number. For the owner's and Company's protection, all conversations with owners will be tape recorded. All telephone transactions will be followed by a confirmation statement of the transaction.

SPECIAL TRANSFER SERVICES - DOLLAR COST AVERAGING

         The Company administers a Dollar Cost Averaging ("DCA") program which enables an owner to pre-authorize a periodic exercise of the contractual transfer rights described above. Owners entering into a DCA agreement instruct the Company to transfer monthly a predetermined dollar amount from any sub-account or the one year fixed account investment option to other sub-accounts until the amount in the sub-account from which the transfer is made or one year fixed account investment option is exhausted. The DCA program is generally suitable for owners making a substantial deposit and who desire to control the risk of investing at the top of a market cycle. The DCA program allows such investments to be made in equal installments over time in an effort to reduce such risk. Owners interested in the DCA program may elect to participate in the program on the application or by separate application. Owners may obtain a separate application and full information concerning the program and its restrictions from their securities dealer or the Annuity Service Office.

ASSET REBALANCING PROGRAM

         The Company administers an Asset Rebalancing Program which enables an owner to indicate to the Company the percentage levels he or she would like to maintain in particular portfolios. The contract value will be automatically rebalanced pursuant to the schedule described below to maintain the indicated percentages by transfers among the portfolios. The entire contract value must be included in the Asset Rebalancing Program. Other investment programs, such as the DCA program, or other transfers or withdrawals may not work in concert with the Asset Rebalancing Program. Therefore, owners should monitor their use of these other programs and any other transfers or withdrawals while the Asset Rebalancing Program is being used. Owners interested in the Asset Rebalancing Program may obtain a separate application and full information concerning the program and its restrictions from their securities dealer or the Annuity Service Office.

         Asset rebalancing will only be permitted on the following time schedules:
         (i) quarterly on the 25th day of the last month of the quarter (or the next business day if the 25th is not a business day);
         (ii) semi-annually on June 25th or December 26th (or the next business day if these dates are not business days); or
         (iii) annually on December 26th (or the next business day if December 26th is not a business day).

WITHDRAWALS

         Prior to the earlier of the maturity date or the death of an owner, an owner may withdraw all or a portion of his or her contract value upon written request complete with all necessary information to the Company's Annuity Service Office. For certain qualified contracts, exercise of the withdrawal right may require the consent of the qualified plan participant's spouse under the Internal Revenue Code and regulations promulgated by the Treasury Department. In the case of a total withdrawal, the Company will pay the contract value as of the date of receipt of the request at its Annuity Service Office, less the annual $30 administration fee if applicable and any debt, and the owner's contract or certificate, as applicable, will be canceled. In the case of a partial withdrawal, the Company will pay the amount requested and cancel that number of accumulation units credited to each investment account necessary to equal the amount withdrawn from each investment account. (See "CHARGES AND DEDUCTIONS")

         When making a partial withdrawal, the owner should specify the investment options from which the withdrawal is to be made. The amount requested from an investment option may not exceed the value of that investment option. If the owner does not specify the investment options from which a partial withdrawal is to be taken, a partial withdrawal will be taken from the variable account investment options until exhausted and then from the fixed account investment options, beginning with the shortest guarantee period first and ending with the longest guarantee period last. If the partial withdrawal is less than the total value in the variable account investment options, the withdrawal will be taken pro rata from the variable account investment options: taking from each such variable account investment option an amount which bears the same relationship to the total amount withdrawn as the value of such variable account investment option bears to the total value of all the owner's investments in variable account investment options.

         For the rules governing the order and manner of withdrawals from the fixed account investment options, see "FIXED ACCOUNT INVESTMENT OPTIONS."

         There is no limit on the frequency of partial withdrawals; however, the amount withdrawn must be at least $300 or, if less, the entire balance in the investment option. If after the withdrawal the amount remaining in the investment option is less than $100, the Company will treat the partial withdrawal as a withdrawal of the entire amount held in the investment option. If a partial withdrawal would reduce the contract value to less than $300, the Company will treat the partial withdrawal as a total withdrawal of the contract value.

         The amount of any withdrawal from the variable account investment options will be paid promptly, and in any event within seven days of receipt of the request, complete with all necessary information at the Company's Annuity Service Office, except that the Company reserves the right to defer the right of withdrawal or postpone payments for any period when: (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings), (2) trading on the New York Stock Exchange is restricted, (3) an emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets, or (4) the Commission, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the Commission shall govern as to whether the conditions described in (2) and (3) exist.

         Withdrawals from the contract may be subject to income tax and a 10% penalty tax. Withdrawals are permitted from contracts or certificates issued in connection with Section 403(b) qualified plans only under limited circumstances. (See "FEDERAL TAX MATTERS")

         TELEPHONE REDEMPTIONS. The owner may request the option to withdraw a portion of his or her contract value by telephone by completing a separate application. The Company reserves the right to impose maximum withdrawal amounts and procedural requirements regarding this privilege. For additional information on Telephone Redemptions see "Telephone Transactions" above.

SPECIAL WITHDRAWAL SERVICES - INCOME PLAN

         The Company administers an Income Plan ("IP") which enables an owner to pre-authorize a periodic exercise of the contractual withdrawal rights described above. Owners entering into an IP agreement instruct the Company to withdraw a level dollar amount from specified investment options on a periodic basis. The total of IP withdrawals in a contract year is limited to not more than 20% of the purchase payments made by or on behalf of the owner. If an additional withdrawal is made by an owner participating in an IP, the IP will terminate automatically and may be reinstated only on or after the next contract anniversary. The

IP is not available to owners participating in the dollar cost averaging program or for which purchase payments are being automatically deducted from a bank account on a periodic basis. IP withdrawals will be free of withdrawal and market value charges. IP withdrawals may, however, be subject to income tax and a 10% penalty tax. (See "FEDERAL TAX MATTERS") Owners interested in an IP may elect to participate in this program may obtain a separate application and full information concerning the program and its restrictions from their securities dealer or the Annuity Service Office.

LOANS

         The Company offers a loan privilege only under contracts or certificates issued in connection with Section 403(b) qualified plans that are not subject to Title I of ERISA. Where available, owners may obtain loans using their contract value as the only security for the loan. Loans are subject to provisions of the Code and to applicable retirement program rules (collectively, "loan rules"). Tax advisers and retirement plan fiduciaries should be consulted prior to exercising loan privileges.

         Under the terms of the contract, the maximum loan value is equal to 80% of an owner's contract value, although loan rules may serve to reduce such maximum loan value in some cases. The amount available for a loan at any given time is the loan value less any outstanding debt. Debt equals the amount of any loans taken by the owner plus accrued interest. Loans will be made only upon written request from the owner. The Company will make loans within seven days of receiving a properly completed loan application (applications are available from the Annuity Service Office), subject to postponement under the same circumstances that payment of withdrawals may be postponed. (See "WITHDRAWALS")

         When an owner requests a loan, the Company will reduce the owner's investment in the investment accounts and transfer the amount of the loan to the owner's loan account, a part of the Company's general account. The owner may designate the investment accounts from which the loan is to be withdrawn. Absent such a designation, the amount of the loan will be withdrawn from the owner's investment accounts in accordance with the rules for making partial withdrawals. (See "WITHDRAWALS") The contract provides that owners may repay contract debt at any time. Under applicable loan rules, loans generally must be repaid within five years, repayments must be made at least quarterly and repayments must be made in substantially equal amounts. When a loan is repaid, the amount of the repayment will be transferred from the owner's loan account to the investment accounts. The owner may designate the investment accounts to which a repayment is to be allocated. Otherwise, the repayment will be allocated in the same manner as the owner's most recent purchase payment. On each contract anniversary, the Company will transfer from the owner's investment accounts to his or her loan account the amount by which the owner's debt exceeds the balance in his or her loan account.

         The Company charges interest of 6% per year on contract loans. Loan interest is payable in arrears and, unless paid in cash, the accrued loan interest is added to the amount of the owner's debt and bears interest at 6% as well. The Company credits interest with respect to amounts held in the owner's loan account at a rate of 4% per year. Consequently, the net cost of loans under the contract is 2%. If on any date an owner's debt exceeds his or her contract value, there will be a default as to the owner. In such case the owner will receive a notice indicating the payment needed to cure the default and will have a thirty-one day grace period within which to pay the default amount. If the required payment is not made within the grace period, the contract may be foreclosed as to that owner (terminated without value) and the contract or certificate, as applicable, canceled.

         The amount of an owner's debt will be deducted from the death benefit otherwise payable to the beneficiary. (See "DEATH BENEFIT BEFORE MATURITY DATE") In addition, debt, whether or not repaid, will have a permanent effect on an owner's contract value because the investment results of the investment accounts will apply only to the unborrowed portion of the contract value.
The longer debt is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the investment results are greater than the rate being credited on amounts held in the loan account while the debt is outstanding, the owner's contract value will not increase as rapidly as it would have if no debt were outstanding. If investment results are below that rate, the contract value will be higher than it would have been had no debt been outstanding.

DEATH BENEFIT BEFORE MATURITY DATE

         In General. The following discussion applies principally to contracts and certificates that are not issued in connection with qualified plans, i.e., a "non-qualified" contract or certificate. The requirements of the tax law applicable to qualified plans, and the tax treatment of amounts held and distributed under such plans, are quite complex. Accordingly, a prospective purchaser of a contract or certificate to be used in connection with a qualified plan should seek competent legal and tax advice regarding the suitability of the contract or certificate for the situation involved and the requirements governing the distribution of benefits, including death benefits, from a contract or certificate used in the plan.

         The death benefit will be the greater of the contract value or the minimum death benefit. The minimum death benefit is equal to the sum of all purchase payments made by or on behalf of the owner minus a reduction for any partial withdrawals made by or on behalf of the owner. The amount of the reduction is the greater of (a) or (b), where (a) is the amount of the partial withdrawal and (b) is the amount obtained by multiplying the minimum death benefit prior to the withdrawal by the ratio of the partial withdrawal to the contract value prior to the withdrawal.

         The determination of the death benefit will be made on the date written notice and proof of death, as well as all required claims forms, are received at the Company's Annuity Service Office. No person is entitled to the death benefit until this time. In addition, partial withdrawals include amounts applied under an annuity option under the contract. If the owner has any debt under the contract, the death benefit equals the death benefit, as described above, less such debt.

         Payment of Death Benefit. The Company will pay the death benefit (which, as defined above, is net of any debt) to the beneficiary if any owner dies before the maturity date. If there is a surviving owner, that owner will be deemed to be the beneficiary. No death benefit is payable on the death of any annuitant, except that if any owner is not a natural person, the death of any annuitant will be treated as the death of an owner. On the death of the last surviving annuitant, the owner, if a natural person, will become the annuitant unless the owner designates another person as the annuitant.

         The death benefit may be taken in the form of a lump sum immediately. If not taken immediately, the contract or certificate will continue subject to the following: (1) The beneficiary will become the owner. (2) Any excess of the death benefit over the owner's contract value will be allocated to the owner's investment accounts in proportion to their relative values on the date of the Company's receipt at its Annuity Service Office of written notice and proof of death and all required claim forms. (3) No additional purchase payments may be made. (4) If the beneficiary is not the deceased's owner spouse, distribution of the owner's entire interest in the contract or certificate must be made within five years of the owner's death, or alternatively, distribution may be made as an annuity, under one of the annuity options described below, which begins within one year of the owner's death and is payable over the life of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary. Upon the death of the beneficiary, the death benefit will equal the contract value which must be distributed immediately in a single sum. (5) If the owner's spouse is the beneficiary, the contract or certificate will continue with the spouse as the new owner. The surviving spouse may name a new beneficiary and if no beneficiary is so named the surviving spouse's estate will be the beneficiary. Upon the death of the surviving spouse, the death benefit will be the contract value at the time of the surviving spouse's death, and the distribution rules described in "(4)" applicable when an owner dies will apply when the spouse, as the owner, dies.

         If the annuitant is changed and the contract owner is not a natural person, the entire interest in the contract must be distributed to the contract owner within five years. The amount distributed will be reduced by charges which would otherwise apply upon withdrawal.

         A substitution or addition of any owner may result in resetting the death benefit to an amount equal to the contract value as of the date of the change and treating such value as a payment made on that date for purposes of computing the amount of the death benefit. In addition, all purchase payments made and all amounts deducted in connection with partial withdrawals prior to the date of the change of owner will not be considered in the determination of the death benefit. No such change in death benefit will be made if the individual whose death will cause the death benefit to be paid is the same after the change in ownership or if ownership is transferred to the owner's spouse.

         Death benefits will be paid within seven days of the date the amount of the death benefit is determined, as described above, subject to postponement under the same circumstances that payment of withdrawals may be postponed.
(See "WITHDRAWALS")

ANNUITY PROVISIONS

GENERAL

         Proceeds payable on death, withdrawal or the maturity date may be applied to the annuity options described below, subject to the distribution of death benefits provisions. ( See "DEATH BENEFIT BEFORE MATURITY DATE")

         Generally, annuity benefits under the contract will begin on the maturity date. The maturity date is the date specified on the contract or certificate specifications page. If no date is specified, the maturity date is the maximum maturity date described below.

The maximum maturity date is the first day of the month following the later of the 85th birthday of the annuitant or the tenth contract anniversary. An owner may specify a different maturity date at any time by written request at least one month before both the previously specified and the new maturity date. The new maturity date may not be later than the maximum maturity date unless the Company consents. Maturity dates which occur at advanced ages, e.g., past age 85, may in some circumstances have adverse income tax consequences. (See "FEDERAL TAX MATTERS.")

         Distributions from IRAs and other qualified contracts may be required before the maturity date. In the case of IRAs, the owner's entire interest must be distributed no later than the "required beginning date" or begin to be distributed by that date over (a) the life of the owner or the joint lives of the owner and the owner's designated beneficiary, or (b) a period not extending beyond the life expectancy of the owner, or the joint life and last survivor life expectancy of the owner and the owner's designated beneficiary. The "required beginning date" generally is April 1 of the calendar year following the calendar year in which the owner attains age 70.

         An owner may select the frequency of annuity payments. However, if the owner's contract value at the maturity date is such that a monthly payment would be less than $20, the Company may pay the contract value, less any debt, in one lump sum to the annuitant on the maturity date.

ANNUITY OPTIONS

         Annuity benefits are available under the contract on a fixed or variable basis, or any combination of fixed and variable bases. On or before the maturity date, an owner may select one or more of the annuity options described below on a fixed and/or variable basis (except Option 5 which is available on a fixed basis only) or choose an alternate form of settlement acceptable to the Company. If an annuity option is not selected, the Company will provide as a default option annuity payments on a fixed, variable or combined fixed and variable basis in proportion to the Investment Account Value of each investment option at the maturity date. Annuity payments will continue for 10 years or the life of the annuitant, if longer. Treasury Department regulations may preclude the availability of certain annuity options in connection with certain qualified contracts. Thus, for example, in the case of contracts or certificates issued as IRAs, the co-annuitant referred to in options 2(a) and 2(b) must be the owner's spouse, the life expectancy of the annuitant in option 1(b) and of the joint annuitants in option 2(b) must be at least ten years, and options 3, 4, and 5 are available only with the consent of the Company.

The following annuity options are guaranteed in the contract:

         Option 1(a): Non-Refund Life Annuity - An annuity with payments during the lifetime of the annuitant. No payments are due after the death of the annuitant. Since there is no guarantee that any minimum number of payments will be made, an annuitant may receive only one payment if the annuitant dies prior to the date the second payment is due.

         Option 1(b): Life Annuity with Payments Guaranteed for 10 Years - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetime of the annuitant. Since payments are guaranteed for 10 years, annuity payments will be made to the end of such period if the annuitant dies prior to the end of the tenth year.

         Option 2(a): Joint & Survivor Non-Refund Life Annuity - An annuity with payments during the lifetimes of the annuitant and a designated co-annuitant. No payments are due after the death of the last survivor of the annuitant and co-annuitant. Since there is no guarantee that any minimum number of payments will be made, an annuitant or co-annuitant may receive only one payment if the annuitant and co-annuitant die prior to the date the second payment is due.

         Option 2(b): Joint & Survivor Life Annuity with Payments Guaranteed for 10 Years - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetimes of the annuitant and a designated co-annuitant. Since payments are guaranteed for 10 years, annuity payments will be made to the end of such period if both the annuitant and the co-annuitant die prior to the end of the tenth year.

         In addition to the foregoing annuity options which the Company is contractually obligated to offer at all times, the Company currently offers the following annuity options. The Company may cease offering the following annuity options at any time and may offer other annuity options in the future.

         Option 3: Life annuity with Payments Guaranteed for 5, 10, 15 or 20 Years - An annuity with payments guaranteed for 5,

10, 15 or 20 years and continuing thereafter during the lifetime of the annuitant. Since payments are guaranteed for the specific number of years, annuity payments will be made to the end of the last year of the 5, 10, 15 or 20 year period.

         Option 4: Joint & Two-Thirds Survivor Non-Refund Life Annuity - An annuity with full payments during the joint lifetime of the annuitant and a designated co-annuitant and two-thirds payments during the lifetime of the survivor. Since there is no guarantee that any minimum number of payments will be made, an annuitant or co-annuitant may receive only one payment if the annuitant and co-annuitant die prior to the date the second payment is due.

         Option 5: Period Certain Only Annuity for 5, 10, 15 or 20 years - An annuity with payments for a 5, 10, 15 or 20 year period and no payments thereafter.

DETERMINATION OF AMOUNT OF THE FIRST VARIABLE ANNUITY PAYMENT

         The first variable annuity payment is determined by applying that portion of the contract value used to purchase a variable annuity, measured as of a date not more than ten business days prior to the maturity date (minus any applicable premium taxes), to the annuity tables contained in the contract and the certificate. The rates contained in such tables depend upon the annuitant's age (as adjusted depending on the annuitant's year of birth) and the annuity option selected. Under such tables, the longer the life expectancy of the annuitant under any life annuity option or the duration of any period for which payments are guaranteed under the option, the smaller will be the amount of the first monthly variable annuity payment. The rates are based on the 1983 Table A projected at Scale G, assume births in year 1942 and reflect an assumed interest rate of 3% per year

ANNUITY UNITS AND THE DETERMINATION OF SUBSEQUENT VARIABLE ANNUITY PAYMENTS

         Variable annuity payments subsequent to the first will be based on the investment performance of the sub-accounts selected by the owner. The amount of such subsequent payments is determined by dividing the amount of the first annuity payment from each sub-account by the annuity unit value of such sub-account (as of the same date the contract value used to effect annuity payments under a certificate was determined) to establish the number of annuity units which will thereafter be used to determine payments. This number of annuity units for each sub-account is then multiplied by the appropriate annuity unit value as of a uniformly applied date not more than ten business days before the annuity payment is due, and the resulting amounts for each sub-account selected by the owner are then totaled to arrive at the amount of the payment to be made. The number of annuity units remains constant during the annuity payment period. A pro-rata portion of the administration fee will be deducted from each annuity payment.

         The value of an annuity unit for each sub-account for any valuation period is determined by multiplying the annuity unit value for the immediately preceding valuation period by the net investment factor for that sub-account (see "NET INVESTMENT FACTOR") for the valuation period for which the annuity unit value is being calculated and by a factor to neutralize the assumed interest rate.

         A 3% assumed interest rate is built into the annuity tables in the contract used to determine the first variable annuity payment. A higher assumption would mean a larger first annuity payment, but more slowly rising subsequent payments when actual investment performance exceeds the assumed rate, and more rapidly falling subsequent payments when actual investment performance is less than the assumed rate. A lower assumption would have the opposite effect. If the actual net investment performance is 3% annually, annuity payments will be level.

TRANSFERS AFTER MATURITY DATE

         Once variable annuity payments have begun, an owner may transfer all or part of the investment upon which such payments are based from one sub-account to another. Transfers will be made upon notice to the Company at least 30 days before the due date of the first annuity payment to which the change will apply. Transfers after the maturity date will be made by converting the number of annuity units being transferred by the owner to the number of annuity units of the sub-account to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units. Once annuity payments have commenced, no transfers may be made from a fixed annuity option to a variable annuity option or from a variable annuity option to a fixed annuity option. The Company reserves the right to limit, upon notice, the
maximum number of transfers an owner may make per contract year to four.   In
addition, the Company reserves the right to defer the transfer privilege at any time that the Company is unable to purchase or redeem shares of the Trust portfolios. The Company also reserves the right to modify or terminate the transfer privilege at any time in accordance with applicable law.

DEATH BENEFIT ON OR AFTER MATURITY DATE

         If annuity payments have been selected based on an annuity option providing for payments for a guaranteed period, and the annuitant dies on or after the maturity date, the Company will make the remaining guaranteed payments to the beneficiary. Any remaining payments will be made as rapidly as under the method of distribution being used as of the date of the annuitant's death. If no beneficiary is living, the Company will commute any unpaid guaranteed payments to a single sum (on the basis of the interest rate used in determining the payments) and pay that single sum to the estate of the last to die of the annuitant and the beneficiary.

OTHER CONTRACT PROVISIONS

TEN DAY RIGHT TO REVIEW

         An owner may return his or her contract or certificate to the Company's Annuity Service Office or agent at any time within 10 days after receipt of the contract or certificate. Within 7 days of receipt of the contract or certificate by the Company, the Company will pay the owner's contract value, less any debt, computed at the end of the valuation period during which the contract or certificate is received by the Company, to the owner.

         No charge is imposed upon return of the contract or certificate within the ten day right to review period. The ten day right to review may vary in certain states in order to comply with the requirements of insurance laws and regulations in such states. When the contract or certificate is issued as an individual retirement annuity under Internal Revenue Code section 408, during the first 7 days of the 10 day period, the Company will return all purchase payments if this is greater than the amount otherwise payable.

OWNERSHIP

         In the case of an individual annuity contract, the owner is the person entitled to exercise all rights under the contract. In the case of a group annuity contract, the contract is owned by the group holder; however, all contract rights and privileges not expressly reserved to the group holder may be exercised by each owner as to his or her interest as specified in his or her certificate. Prior to the maturity date, an owner is the person designated on the specifications page of the contract or certificate or as subsequently named. On and after the maturity date, the annuitant is the owner. If amounts become payable under the contract to any beneficiary, the beneficiary is the owner.

         In the case of non-qualified contracts, an owner's interest in a contract may be changed, or a certificate or individual contract may be collaterally assigned, at any time prior to the maturity date, subject to the rights of any irrevocable beneficiary. Ownership of a group contract may be assigned at any time by the group holder. Assigning a contract or interest therein, or changing the ownership of a contract, may be treated as a distribution of the contract value for Federal tax purposes. A change of any owner may result in resetting the death benefit to an amount equal to the contract value as of the date of the change and treating such value as a purchase payment made on that date for purposes of computing the amount of the death benefit. See "DEATH BENEFIT BEFORE MATURITY DATE"

         Any change of ownership or assignment must be made in writing. Any change must be approved by the Company. Any assignment and any change, if approved, will be effective as of the date the Company receives the request at its Annuity Service Office. The Company assumes no liability for any payments made or actions taken before a change is approved or an assignment is accepted or responsibility for the validity or sufficiency of any assignment. An absolute assignment will revoke the interest of any revocable beneficiary.

         In the case of qualified contracts, ownership of the contract or an owner's interest in the contract generally may not be transferred except to the trustee of an exempt employees' trust which is part of a retirement plan qualified under Section 401 of the Internal Revenue Code or as otherwise permitted by applicable IRS regulations. Subject to the foregoing, an owner's interest in a qualified contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than the Company.

BENEFICIARY

         The beneficiary is the person, persons or entity designated on the contract or certificate specifications page or as subsequently named. However, if there is a surviving owner, that person will be treated as the beneficiary. The beneficiary may be changed subject to the rights of any irrevocable beneficiary. Any change must be made in writing, approved by the Company and if approved, will be effective as of the date on which written. The Company assumes no liability for any payments made or actions taken before the change is approved. If no beneficiary is living, the contingent beneficiary will be the beneficiary. The interest of any beneficiary is subject to that of any assignee. If no beneficiary or contingent beneficiary is living, the beneficiary is the estate of the deceased owner. In the case of certain qualified contracts or certificates, regulations promulgated by the Treasury Department prescribe certain limitations on the designation of a beneficiary.

ANNUITANT

         The annuitant is any natural person or persons whose life is used to determine the duration of annuity payments involving life contingencies. If the owner names more than one person as an "annuitant," the second person named shall be referred to as "co-annuitant." The annuitant is as designated on the contract or certificate specifications page, unless changed.

         On the death of the annuitant, the co-annuitant, if living, becomes the annuitant. If there is no living co-annuitant, the owner becomes the annuitant. In the case of certain qualified contracts, there are limitations on the ability to designate and change the annuitant and the co-annuitant. Thus, in the case of an IRA, the owner and annuitant must be the same person and the annuitant cannot be changed.

MODIFICATION

         The contract or certificate may not be modified by the Company without the consent of the group holder or the owner, as applicable, except as may be required to make it conform to any law or regulation or ruling issued by a governmental agency. However, in the case of group contracts, on 60 days' notice to the group holder, the Company may change the administration fees, mortality and expense risk charges, annuity purchase rates and the market value charge as to any certificates issued after the effective date of the modification. The provisions of the contract shall be interpreted so as to comply with the requirements of Section 72(s) of the Internal Revenue Code.

DISCONTINUANCE OF NEW OWNERS

         In the case of group contracts, on thirty days' notice to the group holder, the Company may limit or discontinue acceptance of new applications and the issuance of new certificates.

MISSTATEMENT AND PROOF OF AGE, SEX OR SURVIVAL

         The Company may require proof of age, sex or survival of any person upon whose age, sex or survival any payment depends. If the age or sex of the annuitant has been misstated, the benefits will be those that would have been provided for the annuitant's correct age and sex. If the Company has made incorrect annuity payments, the amount of any underpayment will be paid immediately and the amount of any overpayment will be deducted from future annuity payments.

FIXED ACCOUNT INVESTMENT OPTIONS

         Due to certain exemptive and exclusionary provisions, interests in the fixed account investment options are not registered under the Securities Act of 1933, as amended ("1933 Act") and the Company's general account is not registered as an investment company under the 1940 Act. Accordingly, neither interests in the fixed account investment options nor the general account are subject to the provisions or restrictions of the 1933 Act or the 1940 Act and the staff of the Commission has not reviewed the disclosures in this Prospectus relating thereto. Disclosures relating to interests in the fixed account investment options and the general account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy of statements made in a registration statement.

         Pursuant to a Guarantee Agreement dated March 31, 1996, Manulife, the ultimate parent of the Company, unconditionally guarantees to the Company on behalf of and for the benefit of the Company and owners and groupholders of fixed annuity contracts issued by the Company that it will, on demand, make funds available to the Company for the timely payment of contractual claims under fixed annuity contracts issued after June 27,1984. This Guarantee covers the fixed portion of the contracts described by this Prospectus. This Guarantee may be terminated by Manulife on notice to the Company. Termination will not affect Manulife's continuing liability with respect to all fixed annuity contracts issued prior to the termination of the Guarantee except if:
(i) the liability to pay contractual claims under the contracts is assumed by another insurer or (ii) the Company is sold and the buyer's guarantee is substituted for the Manulife guarantee.

         Effective June 30, 1995, the "Company entered into a Reinsurance Agreement with Peoples Security Life Insurance Company ("Peoples") pursuant to which Peoples reinsures certain amounts with respect to the fixed account portion of the contracts described in this Prospectus. Under this Reinsurance Agreement, the Company remains liable for the contractual obligations of the contracts' fixed account and Peoples agrees to reimburse the Company for certain amounts and obligations in connection with the fixed account. Peoples contractual liability runs solely to the Company, and no contract owner shall have any right of action against Peoples. Peoples is a wholly-owned subsidiary of Louisville, Kentucky based Providian Corporation, a diversified financial services corporation.

         Investment Options. Currently there are four fixed account investment options under the contract: one, three, five and seven year investment accounts. The Company may offer additional fixed account investment options for any yearly period from two to ten years. Fixed investment accounts provide for the accumulation of interest on purchase payments at guaranteed rates for the duration of the guarantee period. The guaranteed interest rates on new amounts allocated or transferred to a fixed investment account are determined from time-to-time by the Company in accordance with market conditions. In no event will the guaranteed rate of interest be less than 3%. Once an interest rate is guaranteed for a fixed investment account, it is guaranteed for the duration of the guarantee period and may not be changed by the Company.

         Investment Accounts. Owners may allocate purchase payments, or make transfers from their variable investment options, to fixed account investment options at any time prior to the maturity date. The Company establishes a separate investment account each time an owner allocates or transfers amounts to a fixed account investment option, except that amounts allocated or transferred to the same fixed account investment option on the same day will establish a single investment account. Amounts may not be allocated to a fixed account investment option that would extend the guarantee period beyond the maturity date.


         Renewals. At the end of a guarantee period, an owner may establish a new investment account with the same guarantee period at the then current interest rate, select a different fixed account investment option or transfer the amounts to a variable account investment option, all without the imposition of any charge. An owner may not select a guarantee period that would extend beyond the maturity date. In the case of renewals within one year of the maturity date, the only fixed account investment option available is to have interest accrued up to the maturity date at the then current interest rate for one year guarantee periods.

         If an owner does not specify the renewal option desired, the Company will select the same guarantee period as has just expired, so long as such period does not extend beyond the maturity date. In the event a renewal would extend beyond the maturity date, the Company will select the longest period that will not extend beyond such date, except in the case of a renewal within one year of the maturity date in which case the Company will credit interest up to the maturity date at the then current interest rate for one year guarantee periods.

         Market Value Charge. Any amount withdrawn, transferred or borrowed from an investment account prior to the end of the guarantee period may be subject to a market value charge. A market value charge will be calculated separately for each investment account affected by a transaction to which a market value charge may apply. The market value charge for an investment account will be calculated by multiplying the amount withdrawn or transferred from the investment account by the adjustment factor described below. In the case of group contracts the Company reserves the right to modify the market value charge as to any certificates issued after the effective date of a charge specified in written notice to the group holder.

         The adjustment factor is determined by the following formula:
0.75x(B-A)xC/12  where:

         A -      The guaranteed interest rate on the investment account.
         B -      The guaranteed interest rate available, on the date the
                  request is processed, for amounts allocated to a new investment account with the same length of guarantee period as the investment account from which the amounts are being withdrawn.
         C -      The number of complete months remaining to the end of the
                  guarantee period.

         For purposes of applying this calculation, the maximum difference between "B" and "A" will be 3%. The adjustment factor may never be less than zero.

         The total market value charge will be the sum of the market value charges for each investment account being withdrawn. Where the guaranteed rate available on the date of the request is less than the rate guaranteed on the investment account from which the amounts are being withdrawn (B-A in the adjustment factor is negative), there is no market value charge. There is only a market value charge when interest rates have increased (B-A in the adjustment factor is positive).

         There will be no market value charge on withdrawals from the fixed account investment options in the following situations: (a) death of the owner:
(b) amounts withdrawn to pay fees or charges; (c) amounts applied at the maturity date to purchase an annuity at the guaranteed rates provided in the contract; (d) amounts withdrawn from investment accounts within one month prior to the end of the guarantee period; (e) amounts withdrawn from a one-year fixed investment account; and (f) amounts withdrawn in any contract year that do not exceed 10% of (i) total purchase payments less (ii) any prior partial withdrawals in that contract year.

         Notwithstanding application of the foregoing formula, in no event will the market value charge (i) be greater than the amount by which the earnings attributable to the amount withdrawn or transferred from an investment account exceed an annual rate of 3%, (ii) be greater than 10% of the amount transferred or withdrawn, or (iii) reduce the amount payable on withdrawal or transfer below the amount required under the non-forfeiture laws of the state with jurisdiction over the contract.

         Transfers. Prior to the maturity date, an owner may transfer amounts among his or her fixed account investment options and from the fixed account investment options to his or her variable account investment options, subject to the following conditions. An amount in a fixed investment account may not be transferred until held in such account for at least one year, except transfers may be made pursuant to the Dollar Cost Averaging program. Consequently, except as noted above, amounts in one year investment accounts effectively may not be transferred prior to the end of the guarantee period. Amounts in any other investment accounts may be transferred after the one year holding period has been satisfied, but the market value charge described above may apply to such a transfer. The market value charge, if applicable, will be deducted from the amount transferred.

         An owner must specify the fixed account investment option from or to which a transfer is to be made. Where there are multiple investment accounts within a fixed account investment option, amounts must be withdrawn from the fixed account investment option on a first-in-first-out basis.

         Withdrawals. An owner may make total and partial withdrawals of amounts held in his or her fixed account investment options at any time prior to the earlier of the death of an owner or the maturity date. Withdrawals from fixed account investment options will be made in the same manner and be subject to the same limitations as set forth under "WITHDRAWALS" plus the following provisions also apply to withdrawals from fixed account investment options:
(1) the Company reserves the right to defer payment of amounts withdrawn from fixed account investment options for up to six months from the date it receives the written withdrawal request and contract or certificate if required (if a withdrawal is deferred for more than 30 days pursuant to this right, the Company will pay interest on the amount deferred at a rate not less than 3% per year); (2) if there are multiple investment accounts under a fixed account investment option, amounts must be withdrawn from such accounts on a first-in-first-out basis; and (3) the market value charge described above may apply to withdrawals from any investment option except for a one year investment option. In the event a market value charge applies to a withdrawal from a fixed investment account, it will be calculated with respect to the full amount in the investment account and deducted from the amount payable in the case of a total withdrawal. In the case of a partial withdrawal, the market value charge will be calculated on the amount requested and deducted, if applicable, from the remaining investment account value.

         Where an owner requests a partial withdrawal in excess of his or her amounts in the variable account investment options and does not specify the fixed account investment options from which the withdrawal is to be made, such withdrawal will be made from his or her investment options beginning with the shortest guarantee period. Within such sequence, where there are multiple investment accounts within a fixed account investment option, withdrawals will be made on a first-in-first-out basis.

         Withdrawals from the contract may be subject to income tax and a 10% penalty tax, and withdrawals are permitted from contracts and certificates issued in connection with Section 403(b) qualified plans only under limited circumstances. (See "FEDERAL TAX MATTERS")

         Loans. The Company offers a loan privilege only under contracts or certificates issued in connection with Section 403(b) qualified plans that are not subject to Title I of ERISA. Where available, owners may obtain loans using their contract value as the only security for the loan. Owners may borrow amounts allocated to their fixed investment accounts in the same manner and subject to the same limitations as set forth under "LOANS." The market value charge described above may apply to amounts transferred from the fixed investment accounts to the loan account in connection with such loans and, if applicable, will be deducted from the amount so transferred.

         Fixed Annuity Options. Subject to the distribution of death benefits provisions (see "DEATH BENEFIT BEFORE MATURITY DATE)", on death, withdrawal or the maturity date, the proceeds may be applied to a fixed annuity option. (See "ANNUITY OPTIONS") The amount of each fixed annuity payment is determined by applying the portion of the proceeds (less any applicable premium taxes) applied to purchase the fixed annuity to the appropriate table in the contract. If the table in use by the

Company is more favorable to the owner, the Company will substitute that table. The Company guarantees the dollar amount of fixed annuity payments.


                             CHARGES AND DEDUCTIONS

         Charges and deductions are assessed against purchase payments, contract values or annuity payments. Currently, there are no deductions made from purchase payments, except for premium taxes in certain states. In addition, there are deductions from and expenses paid out of the assets of the Trust portfolios that are described in the accompanying Prospectus of the Trust.

ADMINISTRATION FEES

         Except as noted below, the Company will deduct each year an annual administration fee of $30 from each owner's contract value as partial compensation for the cost of providing all administrative services attributable to the contracts and certificates and the operations of the Variable Account and the Company in connection with the contracts and certificates. However, if prior to the maturity date the contract value is greater than or equal to $100,000 at the time of the fee's assessment, the fee will be waived. Prior to the maturity date, this administration fee is deducted on the last day of each contract year. It is withdrawn from each investment option in the same proportion that the value of such investment option bears to the sum of the investments options. If an owner's entire contract value is withdrawn on other than the last day of any contract year, the $30 administration fee will be deducted from the amount paid. During the annuity period, the fee is deducted on a pro-rata basis from each annuity payment.

         A daily charge in an amount equal to 0.15% of the value of each variable investment account on an annual basis is also deducted from each sub-account to reimburse the Company for administrative expenses. This asset-based administrative charge will not be deducted from the fixed account investment options. The charge will be reflected in the contract value as a proportionate reduction in the value of each variable investment account. Because this portion of the administrative fee is a percentage of assets rather than a flat amount, larger contract values will in effect pay a higher proportion of this portion of the administrative expense than smaller contract values.

         The Company does not expect to recover from such fees any amount in excess of its accumulated administrative expenses. Even though administrative expenses may increase, the Company guarantees that it will not increase the amount of the administration fees as to any outstanding individual contracts or any certificates under group contracts issued prior to the effective date of the Company's modification of such fees. There is no necessary relationship between the amount of the administrative charge imposed on a given certificate and the amount of the expense that may be attributed to that contract or certificate.

REDUCTION OR ELIMINATION OF ANNUAL ADMINISTRATION FEE

         The amount of the annual administration fee on a contract or certificate may be reduced or eliminated when some or all of the contracts or certificates are to be sold to a group of individuals in such a manner that results in savings of administration expenses. The entitlement to such a reduction or elimination of the administration charges will be determined by the Company in the following manner:

         1. The size and type of group to which administrative services are to be provided will be considered.

         2. The total amount of purchase payments to be received will be considered.

         3. There may be other circumstances of which the Company is not presently aware, which could result in reduced administrative expense.

         If, after consideration of the foregoing factors, it is determined that there will be a reduction or elimination of administration expenses, the Company will provide a reduction in the annual administration fee. In no event will reduction or elimination of the administration fees be permitted where such reduction or elimination will be unfairly discriminatory to any person. The Company may waive all or a portion of the administration fee when a contract or certificate is issued to an officer, director or employee, or relative thereof, of the Company, Manulife, the Trust or any of their affiliates.

MORTALITY AND EXPENSE RISK CHARGE

         The mortality risk assumed by the Company is the risk that annuitants may live for a longer period of time than estimated. The Company assumes this mortality risk by virtue of annuity rates incorporated into the contract which cannot be changed in the case of individual contracts or with respect to existing certificates in the case of group contracts. This assures each annuitant that his or her longevity will not have an adverse effect on the amount of annuity payments. Also, the Company guarantees that if an owner dies before the maturity date, it will pay a death benefit. (See "DEATH BENEFIT BEFORE MATURITY DATE") The expense risk assumed by the Company is the risk that the administration charges may be insufficient to cover actual expenses.

         To compensate it for assuming these risks, the Company currently deducts from each of the sub-accounts a daily charge in an amount equal to 0.85% of the value of the variable investment accounts on an annual basis, consisting of 0.55% for the mortality risk and 0.30% for the expense risk. The charge will be reflected in each owner's contract value as a proportionate reduction in the value of each variable investment account. The rate of the mortality and expense risk charge cannot be increased under an individual contract. The rate can be increased under a group contract, but only as to certificates issued after the effective date of the increase and upon 60 days' prior written notice to the group holder. The Company may issue contracts and certificates with a mortality or expense risk charge at rates less than those set out above, if it concludes that the mortality or expense risks of the groups involved are less than the risks it has determined for persons for whom the contracts have been generally designed. If the charge is insufficient to cover the actual cost of the mortality and expense risks undertaken, the Company will bear the loss. Conversely, if the charge proves more than sufficient, the excess will be profit to the Company and will be available for any proper corporate purpose including, among other things, payment of distribution expenses. On the Period Certain Only Annuity Option, where an owner elects benefits payable on a variable basis, the mortality and expense risk charge is assessed although the Company bears only the expense risk and not any mortality risk. The mortality and expense risk charge is not assessed against the fixed account investment options.

TAXES

         The Company reserves the right to charge, or provide for, certain taxes against purchase payments (either at the time of payment or liquidation), contract values, payment of death benefit or annuity payments. Such taxes may include premium taxes or other taxes levied by any government entity which the Company determines to have resulted from the (i) establishment or maintenance of the Variable Account, (ii) receipt by the Company of purchase payments,
(iii) issuance of the contracts or certificates, or (iv) commencement or continuance of annuity payments under the contracts or certificates. In addition, the Company will withhold taxes to the extent required by applicable law.

         Except for residents in South Dakota, premium taxes will be deducted from the contract value used to provide for fixed or variable annuity payments unless required otherwise by applicable law. The amount deducted will depend on the premium tax assessed in the applicable state. State premium taxes currently range from 0% to 3.5% depending on the jurisdiction and the tax status of the contract and are subject to change by the legislature or other authority. (See "APPENDIX A: STATE PREMIUM TAXES") FOR RESIDENTS OF SOUTH DAKOTA THE FOLLOWING PREMIUM TAX ASSESSMENT WILL APPLY: A premium tax will be assessed against all non-qualified purchase payments received from contract owners who are residents of South Dakota. The rate of tax is 1.25% for South Dakota residents. In South Dakota, purchase payments received in connection with the funding of a qualified plan are exempt from state premium tax.

FEDERAL TAX MATTERS

INTRODUCTION

         The following discussion of the federal income tax treatment of the contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of a group annuity contract is unclear in certain circumstances, and a qualified tax adviser should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions. References below to the contract generally include the certificate in the case of group contracts.

         This discussion does not address state or local tax consequences associated with the purchase of a contract. In addition, THE COMPANY MAKES NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE OR LOCAL -- OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

THE COMPANY'S TAX STATUS

         The Company is taxed as a life insurance company under the Code.
Since the operations of the Variable Account are a part of, and are taxed with, the operations of the Company, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing federal income tax laws, investment income and capital gains of the Variable Account are not taxed to the extent they are applied under a contract. The Company does not anticipate that it will incur any federal income tax liability attributable to such income and gains of the Variable Account, and therefore the Company does not intend to make provision for any such taxes. If the Company is taxed on investment income or capital gains of the Variable Account, then the Company may impose a charge against the Variable Account in order to make provision for such taxes.

TAXATION OF ANNUITIES IN GENERAL

TAX DEFERRAL DURING ACCUMULATION PERIOD

         Under existing provisions of the Code, except as described below, any increase in an owner's contract value is generally not taxable to the owner or annuitant until received, either in the form of annuity payments as contemplated by the contract, or in some other form of distribution. However, certain requirements must be satisfied in order for this general rule to apply, including: (1) the contract must be owned by an individual (or treated as owned by an individual), (2) the investments of the Variable Account must be "adequately diversified" in accordance with Treasury Department regulations,
(3) the Company, rather than the owner, must be considered the owner of the assets of the Variable Account for federal tax purposes, and (4) the contract must provide for appropriate amortization, through annuity payments, of the contract's purchase payments and earnings, e.g., the maturity date must not occur at too advanced an age.

         Non-Natural Owners. As a general rule, deferred annuity contracts held by "non-natural persons" such as a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. The investment income on such contracts is taxed as ordinary income that is received or accrued by the owner during the taxable year. There are several exceptions to this general rule for non-natural owners. First, contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as an agent for a natural person. Thus, if a group annuity contract is held by a trustee, contract owners who are individuals should be treated as owning an annuity contract for federal tax purposes. However, this special exception will not apply in the case of any employer who is the nominal owner of an annuity contract under a non-qualified deferred compensation arrangement for its employees.

         In addition, exceptions to the general rule for non-natural owners will apply with respect to (1) contracts acquired by an estate of a decedent by reason of the death of the decedent, (2) certain qualified contracts, (3) certain annuities purchased by employers upon the termination of certain qualified plans, (4) certain annuities used in connection with structured settlement agreements, and (5) annuities purchased with a single premium when the annuity starting date (as defined in the tax law) is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

         Diversification Requirements. For a contract to be treated as an annuity contract for federal income tax purposes, the investments of the Variable Account must be "adequately diversified" in accordance with Treasury Department regulations. The Secretary of the Treasury has issued regulations which prescribe standards for determining whether the investments of the Variable Account are "adequately diversified." If the Variable Account failed to comply with these diversification standards, a contract would not be treated as an annuity contract for federal income tax purposes and an owner would be taxable currently on the excess of his or her contract value over the premiums he or she paid for the contract.

         Although the Company does not control the investments of the Trust, it expects that the Trust will comply with such regulations so that the Variable Account will be considered "adequately diversified."

         Ownership Treatment. In certain circumstances, a variable annuity owner may be considered the owner, for federal income tax purposes, of the assets of the separate account used to support his or her contract. In those circumstances, income and gains from such separate account assets would be includible in the variable annuity owner's gross income. The Internal Revenue Service (the "Service") has stated in published rulings that a variable annuity owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In addition, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts [of a separate account] without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

         The ownership rights under this contract are similar to, but different in certain respects from, those described by the Service in rulings in which it was determined that policyholders were not owners of separate account assets. For example, an owner under this contract has the choice of many more investment options to which to allocate premiums and contract values, and may be able to transfer among investment options more frequently than in such rulings. These differences could result in the owner being treated as the owner of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, the Company does not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent owners from being considered the owners of the assets of the Variable Account.

         Delayed Maturity Dates. If the maturity date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age, e.g., past age 85, it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in the owner's income.

         The remainder of this discussion assumes that the contract will be treated as an annuity contract for federal income tax purposes and that the Company will be treated as the owner of the Variable Account assets.

TAXATION OF PARTIAL AND FULL WITHDRAWALS

         In the case of a partial withdrawal, amounts received are includible in income to the extent the owner's contract value before the withdrawal exceeds his or her "investment in the contract." In the case of a full withdrawal, amounts received are includible in income to the extent they exceed the "investment in the contract." For these purposes the investment in the contract at any time equals the total of the purchase payments made under the contract to that time (to the extent such payments were neither deductible when made nor excludable from income as, for example, in the case of certain contributions to qualified plans) less any amounts previously received from the contract which were not included in income.

         Other than in the case of certain qualified contracts, any amount received as a loan under a contract, and any assignment or pledge (or agreement to assign or pledge) any portion of the contract value, is treated as a withdrawal of such amount or portion. (Loans, assignments and pledges are permitted only in limited circumstances under qualified contracts.) The investment in the contract is increased by the amount includible in income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an individual transfers his or her interest in a contract without adequate consideration to a person other than the owner's spouse (or to a former spouse incident to divorce), the owner will be taxed on the difference between his or her contract value and the "investment in the contract" at the time of transfer. In such case, the transferee's investment in the contract will be increased to reflect the increase in the transferor's income.

         There may be special income tax issues present in situations where the owner and the annuitant are not the same person and are not married to one another. A tax advisor should be consulted in those situations.

TAXATION OF ANNUITY PAYMENTS

         Normally, the portion of each annuity payment taxable as ordinary income is equal to the excess of the payment over the exclusion amount. In the case of variable annuity payments, the exclusion amount is the "investment in the contract" (defined above) allocated to the variable annuity option, adjusted for any period certain or refund feature, when payments begin to be made divided by the number of payments expected to be made (determined by Treasury Department regulations which take into account the annuitant's life expectancy and the form of annuity benefit selected). In the case of fixed annuity payments, the exclusion amount is the amount determined by multiplying
(1) the payment by (2) the ratio of the investment in the contract allocated to the fixed annuity option, adjusted for any period certain or refund feature, to the total expected value of annuity payments for the term of the contract (determined under Treasury Department regulations). A simplified method of determining the taxable portion of annuity payments applies to contracts issued in connection with certain qualified plans other than IRAs.

         Once the total amount of the investment in the contract is excluded using these ratios, annuity payments will be fully taxable. If annuity payments cease because of the death of the annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction to the annuitant in his or her last taxable year.

TAXATION OF DEATH BENEFIT PROCEEDS

         Amounts may be distributed from a contract because of the death of an owner or an annuitant. Prior to the maturity date, such death benefit proceeds are includible in income as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full withdrawal, as described above, or (2) if distributed under an annuity option, they are taxed in the same manner as annuity payments, as described above. After the maturity date, where a guaranteed period exists under an annuity option and the annuitant dies before the end of that period, payments made to the beneficiary for the remainder of that period are includible in income as follows: (1) if received in a lump sum, they are includible in income to the extent that they exceed the unrecovered investment in the contract at that time, or (2) if distributed in accordance with the existing annuity option selected, they are fully excludable from income until the remaining investment in the contract is deemed to be recovered, and all annuity payments thereafter are fully includible in income.

PENALTY TAX ON PREMATURE DISTRIBUTIONS

         There is a 10% penalty tax on the taxable amount of any payment from a non-qualified contract unless the payment is: (a) received on or after the owner reaches age 59 1/2; (b) attributable to the owner's becoming disabled (as defined in the tax law); (c) made to a beneficiary on or after the death of the owner or, if the owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law); (d) made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the annuitant or for the joint lives (or joint life expectancies) of the annuitant and designated beneficiary (as defined in the tax law); (e) made under a contract purchased with a single premium when the annuity starting date (as defined in the tax law) is no later than a year from purchase of the contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period; or (f) made with respect to certain annuities issued in connection with structured settlement agreements. (A similar penalty tax, applicable to distributions from certain qualified contracts, is discussed below.)

AGGREGATION OF CONTRACTS

         In certain circumstances, the amount of an annuity payment or a withdrawal from a contract that is includible in income may be determined by combining some or all of the non-qualified certificates and annuity contracts owned by an individual. For example, if a person purchases a contract offered by this Prospectus and also purchases at approximately the same time an immediate annuity, the Service may treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract. The effects of such aggregation are not clear; however, it could affect the amount of a withdrawal or an annuity payment that is taxable and the amount which might be subject to the penalty tax described above.

LOSS OF INTEREST DEDUCTION WHERE CONTRACTS ARE HELD BY OR FOR THE BENEFIT OF CERTAIN NON-NATURAL PERSONS

         In the case of contracts issued after June 8, 1997 to a non-natural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, recent changes in the tax law may result in otherwise deductible interest no longer being deductible by the entity, regardless of whether the debt is used to purchase or carry the contract. However, this interest deduction disallowance does not affect contracts where the income on such contracts is treated as ordinary income that is received or accrued by the owner during the taxable year. Entities that are considering purchasing the contract, or entities that will be beneficiaries under a contract, should consult a tax adviser.

QUALIFIED RETIREMENT PLANS

         The contracts are also designed for use in connection with certain types of retirement plans which receive favorable treatment under the Code. Numerous special tax rules apply to the participants in such qualified plans and to the contracts used in connection with such qualified plans. Therefore, no attempt is made in this Prospectus to provide more than general information about use of the contract with the various types of qualified plans.

         The tax rules applicable to qualified plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for both withdrawals and annuity payments under certain qualified contracts, there may be no "investment in the contract" and the total amount received may be taxable. Also, loans from qualified contracts, where allowed, are subject to a variety of limitations, including restrictions as to the amount that may be borrowed, the duration of the loan, and the manner in which the loan must be repaid. (Owners should always consult their tax advisors and retirement plan fiduciaries prior to exercising their loan privileges.) Both the amount of the contribution that may be made, and the tax deduction or exclusion that the owner may claim for such contribution, are limited under qualified plans. If this contract is used in connection with a qualified plan, the owner and annuitant must be the same individual. If a co-annuitant is named, all distributions made while the annuitant is alive must be made to the annuitant. Also, if a co-annuitant is named who is not the annuitant's spouse, the annuity options which are available may be limited, depending on the difference in ages between the annuitant and co-annuitant. Furthermore, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code.

         In addition, special rules apply to the time at which distributions must commence and the form in which the distributions must be paid. For example, failure to comply with minimum distribution requirements applicable to IRAs and other qualified plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified plan. In the case of IRAs, distributions of minimum amounts (as specified in the tax law) must generally commence by April 1 of the calendar year following the calendar year in which the owner attains age 70 1/2. In the case of certain other qualified plans, distributions of such minimum amounts generally must commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires.

         There is also a 10% penalty tax on the taxable amount of any payment from certain qualified contracts (but not section 457 plans). (The amount of the penalty tax is 25% of the taxable amount of any payment received from a "SIMPLE retirement account" during the 2-year period beginning on the date the individual first participated in any qualified salary reduction agreement (as defined in the tax law) maintained by the individual's employer.) There are exceptions to this penalty tax which vary depending on the type of qualified plan. In the case of an IRA, including a "SIMPLE IRA," exceptions provide that the penalty tax does not apply to a payment (a) received on or after the owner reaches age 59 1/2, (b) received on or after the owner's death or because of the owner's disability (as defined in the tax law), or (c) made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the owner or for the joint lives (or joint life expectancies) of the owner and designated beneficiary (as defined in the tax law). These exceptions, as well as certain others not described herein, generally apply to taxable distributions from other qualified plans (although, in the case of plans qualified under sections 401 and 403, exception "c" above for substantially equal periodic payments applies only if the owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs taken after December 31, 1997 which are used for qualified first time home purchases or for higher education expenses. Special conditions must be met to qualify for these two exceptions to the penalty tax. Owners wishing to take a distribution from an IRA for these purposes should consult their tax adviser.

         When issued in connection with a qualified plan, a contract will be amended as generally necessary to conform to the requirements of the type of plan. However, owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract and certificate. In addition, the Company shall not be bound by terms and conditions of qualified plans to the extent such terms and conditions contradict the contract or certificate, unless the Company consents.

QUALIFIED PLAN TYPES

         Following are brief descriptions of various types of qualified plans in connection with which the Company may issue a contract.

         Individual Retirement Annuities. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an IRA. IRAs are subject to limits on the amounts that may be contributed (generally, the lesser of $2000 or 100% of earned income), the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an IRA. The contribution limits do not apply to such rollover amounts. The contract may not be used in connection with an "Education IRA."

         Simplified Employee Pensions (SEP-IRAs). Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees, using the employees' IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. Employers intending to use the contract in connection with such plans should seek competent advice.

         SIMPLE IRAs. Section 408(p) of the Code permits certain small employers to establish "SIMPLE retirement accounts," including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. Employees intending to use the contract in connection with such plans should seek competent advice.

         Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and Profit-Sharing Plans. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the contract in order to provide benefits under the plans. Employers intending to use the contract in connection with such plans should seek competent advice.

         Tax-Sheltered Annuities. Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. These annuity contracts are commonly referred to as "tax-sheltered annuities." Purchasers of the contracts for such purposes should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with the contracts.

         Tax-sheltered annuity contracts must contain restrictions on withdrawals of (i) contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988, (ii) earnings on those contributions, and (iii) earnings after 1988 on amounts attributable to salary reduction contributions (and earnings on those contributions) held as of the last day of the year beginning before January 1, 1989. These amounts can be paid only if the employee has reached age 59 1/2, separated from service, died, or become disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to section 403(b)(7) custodial accounts may be subject to more stringent restrictions. (These limitations on withdrawals do not apply to the extent the Company is directed to transfer some or all of the contract value to the issuer of another tax-sheltered annuity or into a section 403(b)(7) custodial account.)

         Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations. Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. Those who intend to use the contracts in connection with such plans should seek competent advice.

DIRECT ROLLOVERS

         If the contract is used in connection with a retirement plan that is qualified under sections 401(a), 403(a), or 403(b) of the Code, any "eligible rollover distribution" from the contract will be subject to "direct rollover" and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from such qualified plans, excluding certain amounts such as (i) minimum distributions required under section 401(a)(9) of the Code, and (ii) certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments."

         Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the contract, discussed below, the owner cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, the distributee elects to have it directly transferred to certain qualified plans. Prior to receiving an eligible rollover distribution, a notice will be provided explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

FEDERAL INCOME TAX WITHHOLDING

         The Company will withhold and remit to the U.S. government a part of the taxable portion of each distribution made under a contract unless the distributee notifies the Company at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, the Company may be required to withhold tax, as explained above. The withholding rates applicable to the taxable portion of periodic annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, the withholding rate applicable to the taxable portion of non-periodic payments (including withdrawals prior to the maturity date) is 10%. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.


GENERAL MATTERS

TAX DEFERRAL

         The status of the contract as an annuity generally allows all earnings on the underlying investments to be tax-deferred until withdrawn or until annuity payments begin. (See "FEDERAL TAX MATTERS") This tax deferred treatment may be beneficial to owners in building assets in a long-term investment program.

PERFORMANCE DATA

         Each of the sub-accounts may in its advertising and sales materials quote total return figures. The sub-accounts may advertise both "standardized" and "non-standardized" total return figures, although standardized figures will always accompany non-standardized figures. Non-standardized total return figures may be quoted assuming both (i) redemption at the end of the time period and (ii) not assuming redemption at the end of the time period. Standardized figures include total return figures from: (i) the inception date of the sub-account of the Variable Account which invests in the portfolio or
(ii) ten years, whichever period is shorter. Non-standardized figures include total return numbers from: (i) inception date of the portfolio or (ii) ten years, whichever period is shorter. Such figures will always include the average annual total return for recent one year and, when applicable, five and ten year periods and, where less than ten years, the inception date of the sub-account, in the case of standardized returns, and the inception date of the portfolio, in the case of nonstandardized returns. Where the period since inception is less than one year, the total return quoted will be the aggregate return for the period. The average annual total return is the average annual compounded rate of return that equates a purchase payment to the market value of such purchase payment on the last day of the period for which such return is calculated. The aggregate total return is the percentage change (not annualized) that equates a purchase payment to the market value of such purchase payment on the last day of the period for which such return is calculated. For purposes of the calculations it is assumed that an initial payment of $1,000 is made on the first day of the period for which the return is calculated. For total return figures quoted for periods prior to the commencement of the offering of this contract, standardized performance data will be the historical performance of the Trust portfolio from the date the applicable sub-account of the Variable Account first became available for investment under other contracts offered by the Company, adjusted to reflect current contract charges. In the case of non-standardized performance, performance figures will be the historical performance of the Trust portfolio from the inception date of the portfolio (or in the case of the Trust portfolios created in connection with the merger of Manulife Series Fund, Inc. into the Trust, the inception date of the applicable predecessor Manulife Series Fund portfolio), adjusted to reflect current contract charges. Past performance figures quoted are not intended to indicate future performance of any sub-account. More detailed information on the computations is set forth in the Statement of Additional Information.

FINANCIAL STATEMENTS

         Financial Statements for the Variable Account and the Company are contained in the Statement of Additional Information.

ASSET ALLOCATION AND TIMING SERVICES

         The Company is aware that certain third parties are offering asset allocation and timing services in connection with the contracts. In certain cases the Company has agreed to honor transfer instructions from such asset allocation and timing services where it has received powers of attorney, in a form acceptable to it, from the owners participating in the service. THE COMPANY DOES NOT ENDORSE, APPROVE OR RECOMMEND SUCH SERVICES IN ANY WAY AND GROUPHOLDERS/OWNERS SHOULD BE AWARE THAT FEES PAID FOR SUCH SERVICES ARE SEPARATE AND IN ADDITION TO FEES PAID UNDER THE

CONTRACTS.

RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

         Section 830.105 of the Texas Government Code permits participants in the Texas Optional Retirement Program ("ORP") to withdraw their interest in a variable annuity contract issued under the ORP only upon (1) termination of employment in the Texas public institutions of higher education, (2) retirement, (3) death, or (4) the participant's attainment of age 70 1/2. Accordingly, before any amounts may be distributed from the contract, proof must be furnished to the Company that one of the four events has occurred. The foregoing restrictions on withdrawal do not apply in the event a participant in the ORP transfers his or her contract value to another contract or another qualified custodian during the period of participation in the ORP. Loans are not available under contracts issued under the ORP.

DISTRIBUTION OF CONTRACTS

         Manufacturers Securities Services, LLC ("MSS"), 116 Huntington Avenue, Boston, Massachusetts 02116, a wholly-owned subsidiary of the Company, is the principal underwriter of the contracts in addition to providing advisory services to the Trust. MSS is a broker-dealer registered under the Securities Exchange Act of 1934 ("1934 Act") and a member of the National Association of Securities Dealers, Inc. ("NASD"). MSS has entered into a promotional agent agreement with ManEquity, Inc., a broker-dealer controlled by Manulife. ManEquity, Inc. also is registered under the 1934 Act and is a member of the NASD. Sales of the contracts and certificates will be made by registered representatives of broker-dealers authorized by MSS to sell them. Such registered representatives will also be licensed insurance agents of the Company. MSS will pay distribution compensation to selling brokers in varying amounts which under normal circumstances are not expected to exceed 0.30% of purchase payments. In addition, MSS may pay trail compensation after the first contract year, which under normal circumstances will not exceed 0.30% of contract value per year. MSS may from time to time pay additional compensation pursuant to promotional contests. Additionally, in some circumstances, MSS will provide reimbursement of certain sales and marketing expenses. MSS will pay ManEquity, Inc. for providing marketing support for the distribution of the contracts.

OWNER INQUIRIES

         All owner inquiries should be directed to the Company's Annuity Service Office at P.O. Box 9230, Boston, Massachusetts 02205-9230.

CONFIRMATION STATEMENTS

         Owners will be sent confirmation statements for certain transactions in their account. Owners should carefully review these statements to verify their accuracy. Any mistakes should immediately be reported to the Company's Annuity Service Office. If the owner fails to notify the Company's Annuity Service Office of any mistake within 60 days of the mailing of the confirmation statement, the owner will be deemed to have ratified the transaction.

LEGAL PROCEEDINGS

         There are no legal proceedings to which the Variable Account is a party or to which the assets of the Variable Account are subject. Neither the Company nor MSS are involved in any litigation that is of material importance in relation to their total assets or that relates to the Variable Account.

OTHER INFORMATION

         A registration statement has been filed with the Commission under the 1933 Act, as amended, with respect to the variable portion of the contracts discussed in this Prospectus. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Prospectus. Statements contained in this Prospectus or the Statement of Additional Information concerning the content of the contracts and other legal instruments are only summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Commission.

                     STATEMENT OF ADDITIONAL INFORMATION

                              TABLE OF CONTENTS


General Information and History.....................................
Performance Data....................................................
Services
         Independent Auditors.......................................
         Servicing Agent............................................
         Principal Underwriter......................................
         Cancellation...............................................
         Financial Statements.......................................

                                  APPENDIX A

STATE PREMIUM TAXES


         Premium taxes vary according to the state and are subject to change. In many jurisdictions there is no tax at all. For current information, a tax adviser should be consulted.




                                    TAX RATE
                            QUALIFIED     NON-QUALIFIED
STATE                       CONTRACTS       CONTRACTS

-----------------------------------------------------------
CALIFORNIA................     .50%           2.35%
DISTRICT OF COLUMBIA......    2.25%           2.25%
KANSAS....................     .00%           2.00%
KENTUCKY..................    2.00%           2.00%
MAINE.....................     .00%           2.00%
NEVADA....................     .00%           3.50%
PUERTO RICO...............    1.00%           1.00%
SOUTH DAKOTA..............     .00%           1.25%
TEXAS.....................     .04%            .04%
WEST VIRGINIA.............    1.00%           1.00%
WYOMING...................     .00%           1.00%

                                   APPENDIX B

For all contracts and certificates issued in Pennsylvania the maximum maturity age based upon the issue age of the annuitant is as follows:

ISSUE AGE                 MAXIMUM MATURITY AGE
-------------------------------------------------
70 or less................          85
71-75.....................          86
76-80.....................          88
81-85.....................          90
86-90.....................          93
91-93.....................          96
94-95.....................          98
96-97.....................          99
98-99.....................         101
100-101...................         102
102.......................         103
103.......................         104
104.......................         105
105.......................         106

         It is required that the annuitant exercise a settlement annuity option no later than the maximum maturity age stated above. For example an annuitant age 60 at issue must exercise a settlement option prior to the attainment of age 86. The Company will use the issue age of the youngest named annuitant in the determination of the required settlement option date.

                                     PART B


                           INFORMATION REQUIRED IN A
                      STATEMENT OF ADDITIONAL INFORMATION

--------------------------------------------------------------------------------
                      STATEMENT OF ADDITIONAL INFORMATION
                  THE MANUFACTURERS LIFE INSURANCE COMPANY OF
                        NORTH AMERICA SEPARATE ACCOUNT A
--------------------------------------------------------------------------------

                                       OF


                  THE MANUFACTURERS LIFE INSURANCE COMPANY OF
                                 NORTH AMERICA


                     FLEXIBLE PAYMENT DEFERRED COMBINATION
                      FIXED AND VARIABLE ANNUITY CONTRACTS
                               NON-PARTICIPATING





         This Statement of Additional Information is not a Prospectus. It contains information in addition to that described in the Prospectus and should be read in conjunction with the Prospectus dated the same date as this Statement of Additional Information. The Prospectus may be obtained by writing The Manufacturers Life Insurance Company of North America (the "Company") at the Annuity Service Office, P.O. Box 9230, Boston, Massachusetts 02205-9230 or telephoning (617) 266-6008.

     The date of this Statement of Additional Information is        , 1998.



          The Manufacturers  Life Insurance Company  of North America
                             116 Huntington Avenue
                          Boston, Massachusetts 02116
                                 (617) 266-6008


--------------------------------------------------------------------------------

                      STATEMENT OF ADDITIONAL INFORMATION

                               TABLE OF CONTENTS


General Information and History..........................
Performance Data.........................................
Services
    Independent Auditors.................................
    Servicing Agent......................................
    Principal Underwriter................................
    Cancellation.........................................
Financial Statements.....................................

                        GENERAL INFORMATION AND HISTORY

    The Manufacturers Life Insurance Company of North America Separate Account A ("Variable Account") is a separate investment account of the Company, a stock life insurance company organized under the laws of Delaware in 1979. The Company changed its name from "North American Security Life Insurance Company" effective October 1, 1997. The ultimate parent of the Company is The Manufacturers Life Insurance Company ("Manulife"), a Canadian mutual life insurance company based in Toronto, Canada. Prior to January 1, 1996, the Company was a wholly owned subsidiary of North American Life Assurance Company ("NAL"), a Canadian mutual life insurance company. On January 1, 1996 NAL and Manulife merged with the combined company retaining the Manulife name.


                                PERFORMANCE DATA

    Each of the sub-accounts may in its advertising and sales materials quote total return figures. The sub-accounts may advertise both "standardized" and "non-standardized" total return figures, although standardized figures will always accompany non-standardized figures. Non-standardized total return figures may be quoted assuming both (i) redemption at the end of the time period and (ii) not assuming redemption at the end of the time period. Standardized figures include total return figures from: (i) the inception date of the subaccount of the Variable Account which invests in the portfolio or
(ii) ten years, whichever period is shorter. Non-standardized figures include total return numbers from: (i) inception date of the portfolio or (ii) ten years, whichever period is shorter. Such figures will always include the average annual total return for recent one year and, when applicable, five and ten year periods and, where less than ten years, the inception date of the subaccount, in the case of standardized returns, and the inception date of the portfolio, in the case of nonstandardized returns. Where the period since inception is less than one year, the total return quoted will be the aggregate return for the period. The average annual total return is the average annual compounded rate of return that equates a purchase payment to the market value of such purchase payment on the last day of the period for which such return is calculated. The aggregate total return is the percentage change (not annualized) that equates a purchase payment to the market value of such purchase payment on the last day of the period for which such return is calculated. For purposes of the calculations it is assumed that an initial payment of $1,000 is made on the first day of the period for which the return is calculated.

    In calculating standardized return figures, all recurring charges (all asset charges (mortality and expense risk fees, administrative fees and distribution fees)) are reflected, and the asset charges are reflected in changes in unit values. Standardized total return figures will be quoted assuming redemption at the end of the period. Non-standardized total return figures reflecting redemption at the end of the time period are calculated on the same basis as the standardized returns. Non-standardized total return figures not reflecting redemption at the end of the time period are calculated on the same basis as the standardized returns except that the calculations assume no redemption at the end of the period and do not reflect deduction of the annual contract fee. The Company believes such non-standardized figures not reflecting redemptions at the end of the time period are useful to contract owners who wish to assess the performance of an ongoing contract of the size that is meaningful to the individual contract owner.

    For total return figures quoted for periods prior to the commencement of the offering of this contract, standardized performance data will be historical performance of the Trust portfolio from the date the applicable sub-account of the Variable Account first became available for investment under other contracts offered b the Company; adjusted to reflect current contract charges. In the case of non-standardized performance, performance figures will be the historical performance of the Trust portfolio from the inception date of the portfolio (or in the case of the Trust portfolios created in connection with the merger of Manulife Series Fund, Inc. into the Trust, the inception date of the applicable predecessor Manulife Series Fund portfolio), adjusted to reflect current contract charges.

               STANDARDIZED AVERAGE ANNUAL TOTAL RETURN FIGURES
                      CALCULATED AS OF DECEMBER 31, 1997

==============================================================================================================================
    TRUST PORTFOLIO                    1 YEAR            SINCE INCEPTION OR       SINCE INCEPTION OR          INCEPTION DATE
                                                              5 YEARS,           10 YEARS, WHICHEVER
                                                            WHICHEVER IS              IS SHORTER
                                                              SHORTER
------------------------------------------------------------------------------------------------------------------------------
Pacific Rim Emerging                                                                                                 10/4/94
Markets*
------------------------------------------------------------------------------------------------------------------------------
Science & Technology
------------------------------------------------------------------------------------------------------------------------------
International Small Cap                                                                                               3/4/96
------------------------------------------------------------------------------------------------------------------------------
Emerging Growth
------------------------------------------------------------------------------------------------------------------------------
Pilgrim Baxter Growth
------------------------------------------------------------------------------------------------------------------------------
Small/Mid Cap                                                                                                         3/4/96
------------------------------------------------------------------------------------------------------------------------------
International Stock
------------------------------------------------------------------------------------------------------------------------------
Worldwide Growth
------------------------------------------------------------------------------------------------------------------------------
Global Equity                                                                                                        3/18/88
------------------------------------------------------------------------------------------------------------------------------
Growth                                                                                                               7/15/96
------------------------------------------------------------------------------------------------------------------------------
Equity                                                                                                               6/18/85
------------------------------------------------------------------------------------------------------------------------------
Quantitative Equity*                                                                                                 4/30/87
------------------------------------------------------------------------------------------------------------------------------
Blue Chip Growth                                                                                                    12/11/92
------------------------------------------------------------------------------------------------------------------------------
Real Estate Securities*                                                                                              4/30/87
------------------------------------------------------------------------------------------------------------------------------
Value
------------------------------------------------------------------------------------------------------------------------------
Int'l Growth & Income                                                                                                1/09/95
------------------------------------------------------------------------------------------------------------------------------
Growth and Income                                                                                                    4/23/91
------------------------------------------------------------------------------------------------------------------------------
Equity-Income                                                                                                        2/19/93
------------------------------------------------------------------------------------------------------------------------------
Balanced
------------------------------------------------------------------------------------------------------------------------------
Aggressive Asset                                                                                                     8/03/89
Allocation
------------------------------------------------------------------------------------------------------------------------------
High Yield
------------------------------------------------------------------------------------------------------------------------------
Moderate Asset Allocation                                                                                            8/03/89
------------------------------------------------------------------------------------------------------------------------------
Conservative Asset                                                                                                   8/03/89
Allocation
------------------------------------------------------------------------------------------------------------------------------
Strategic Bond                                                                                                       2/19/93
------------------------------------------------------------------------------------------------------------------------------
Global Government Bond                                                                                               3/18/88

------------------------------------------------------------------------------------------------------------------------------
Capital Growth Bond*                                                                                                 6/26/84
------------------------------------------------------------------------------------------------------------------------------
Investment Quality Bond**                                                                                            4/23/91
------------------------------------------------------------------------------------------------------------------------------
U.S. Government                                                                                                      5/01/89
Securities***
------------------------------------------------------------------------------------------------------------------------------
Money Market                                                                                                         6/18/85
------------------------------------------------------------------------------------------------------------------------------
Lifestyle Aggressive 1000
------------------------------------------------------------------------------------------------------------------------------
Lifestyle Growth 820
------------------------------------------------------------------------------------------------------------------------------
Lifestyle Balanced 640
------------------------------------------------------------------------------------------------------------------------------
Lifestyle Moderate 460
------------------------------------------------------------------------------------------------------------------------------
Lifestyle Conservative 260
------------------------------------------------------------------------------------------------------------------------------

             Non-Standardized Average Annual Total Return Figures
                     Calculated as of December 31, 1997

==============================================================================================================================
    TRUST PORTFOLIO                    1 YEAR            SINCE INCEPTION OR       SINCE INCEPTION OR            INCEPTION DATE
                                                              5 YEARS,           10 YEARS, WHICHEVER
                                                            WHICHEVER IS              IS SHORTER
                                                              SHORTER
------------------------------------------------------------------------------------------------------------------------------
Pacific Rim Emerging                                                                                                 10/4/94
Markets*
------------------------------------------------------------------------------------------------------------------------------
Science & Technology
------------------------------------------------------------------------------------------------------------------------------
International Small Cap                                                                                               3/4/96
------------------------------------------------------------------------------------------------------------------------------
Emerging Growth
------------------------------------------------------------------------------------------------------------------------------
Pilgrim Baxter Growth
------------------------------------------------------------------------------------------------------------------------------
Small/Mid Cap                                                                                                         3/4/96
------------------------------------------------------------------------------------------------------------------------------
International Stock
------------------------------------------------------------------------------------------------------------------------------
Worldwide Growth
------------------------------------------------------------------------------------------------------------------------------
Global Equity                                                                                                        3/18/88
------------------------------------------------------------------------------------------------------------------------------
Growth                                                                                                               7/15/96
------------------------------------------------------------------------------------------------------------------------------
Equity                                                                                                               6/18/85
------------------------------------------------------------------------------------------------------------------------------
Quantitative Equity*                                                                                                 4/30/87
------------------------------------------------------------------------------------------------------------------------------
Blue Chip Growth                                                                                                    12/11/92
------------------------------------------------------------------------------------------------------------------------------
Real Estate Securities*                                                                                              4/30/87
------------------------------------------------------------------------------------------------------------------------------
Value
------------------------------------------------------------------------------------------------------------------------------
Int'l Growth & Income                                                                                                1/09/95
------------------------------------------------------------------------------------------------------------------------------
Growth and Income                                                                                                    4/23/91
------------------------------------------------------------------------------------------------------------------------------
Equity-Income                                                                                                        2/19/93
------------------------------------------------------------------------------------------------------------------------------
Balanced
------------------------------------------------------------------------------------------------------------------------------
Aggressive Asset                                                                                                     8/03/89
Allocation
------------------------------------------------------------------------------------------------------------------------------
High Yield
------------------------------------------------------------------------------------------------------------------------------
Moderate Asset Allocation                                                                                            8/03/89
------------------------------------------------------------------------------------------------------------------------------
Conservative Asset                                                                                                   8/03/89
Allocation
------------------------------------------------------------------------------------------------------------------------------
Strategic Bond                                                                                                       2/19/93
------------------------------------------------------------------------------------------------------------------------------
Global Government Bond                                                                                               3/18/88

------------------------------------------------------------------------------------------------------------------------------
Capital Growth Bond*                                                                                                 6/26/84
------------------------------------------------------------------------------------------------------------------------------
Investment Quality Bond**                                                                                            4/23/91
------------------------------------------------------------------------------------------------------------------------------
U.S. Government                                                                                                      5/01/89
Securities***
------------------------------------------------------------------------------------------------------------------------------
Money Market                                                                                                         6/18/85
------------------------------------------------------------------------------------------------------------------------------
Lifestyle Aggressive 1000
------------------------------------------------------------------------------------------------------------------------------
Lifestyle Growth 820
------------------------------------------------------------------------------------------------------------------------------
Lifestyle Balanced 640
------------------------------------------------------------------------------------------------------------------------------
Lifestyle Moderate 460
------------------------------------------------------------------------------------------------------------------------------
Lifestyle Conservative 260
------------------------------------------------------------------------------------------------------------------------------

+ 10 year average annual return.

* On December 31, 1996, Manulife Series Fund, Inc. merged with the Trust. Performance presented for these sub-accounts is based upon the performance of the respective predecessor Manulife Series Fund portfolio for the periods prior to December 31, 1996. Performance for each of these sub-accounts is based on the historical expenses and performance of the predecessor Manulife Series Fund portfolio, adjusted to reflect current contract charges, and, therefore, does not reflect for periods prior to December 31, 1996 the current Trust portfolio expenses that an investor would incur as a holder of units of the sub-account.

                                  * * * * *

    In addition to the non-standardized returns quoted above, each of the sub-accounts may from time to time quote aggregate non-standardized total returns calculated in the same manner as set forth above for other time periods. From time to time the Trust may include in its advertising and sales literature general discussions of economic theories, including but not limited to, discussions on how demographic and political trends can affect the financial markets. Further, the Trust may also include in its advertising and sales literature specific information on each of the Trust's subadvisers, including but not limited to, research capabilities of a subadviser, assets under management, information relating to other clients of a subadviser, and other generalized information.


                                    SERVICES

INDEPENDENT AUDITORS

    The financial statements of the Company and the Variable Account at December 31, 1997 and for the two years then ended appearing in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and is included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The statutory balance sheet of the Company as of December 31, 1995 and the related statutory statement of operations, changes in capital and deficit, and cash flows for the year ended December 31, 1995, appearing in this Statement of Additional Information have been included herein in reliance on the report (which includes an adverse opinion as to generally accepted accounting principles and an unqualified opinion as to statutory accounting practices prescribed or permitted by the Insurance Department of the State of Delaware), of Coopers & Lybrand L.L.P., independent accountants given the authority of that firm as experts in accounting and auditing.

    The statement of operations and changes in net assets of the Variable Account for the year ended December 31, 1995 appearing in this Statement of Additional Information has been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

    The financial statements of the Company which are included in the Statement of Additional Information should be considered only as bearing on the ability of the Company to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

SERVICING AGENT

    Vantage Computer Systems, Inc. ("Vantage") provides to the Company a computerized data processing recordkeeping system for variable annuity administration. Vantage provides various daily, semimonthly, monthly, semiannual and annual reports including: daily updates on accumulation unit values, variable annuity participants and transactions, agent production and commissions; semimonthly commission statements; monthly summaries of agent production and daily transaction reports; semiannual statements for contract owners; and annual contract owner tax reports. Vantage receives approximately $7.50 per policy per year, plus certain other fees paid by the Company for the services provided.

PRINCIPAL UNDERWRITER

    Manufacturers Securities Services, LLC ("MSS"), a wholly-owned subsidiary of the Company, serves as principal underwriter of the contracts. Contracts are offered on a continuous basis. The aggregate dollar amount of underwriting
commissions paid to MSS in 1997, 1996 and 1995 were                     ,
$83,031,288 and $68,782,161 respectively. MSS did not retain any of these amounts during such periods.

CANCELLATION

    The Company may, at its option, cancel an individual contract or certificate and an owner's participation under a group contract at the end of any two consecutive contract years in which no purchase payments by or on behalf of the owner have been made, if both (i) the total purchase payments made for the contract or certificate, less any withdrawals, are less than $2,000; and (ii) the contract value for the owner at the end of such two year period is less than $2,000. The Company, as a matter of administrative practice, will attempt to notify an owner prior to such cancellation in order to allow the owner to make the necessary purchase payment to keep the contract or certificate in force. The cancellation provisions may vary in certain states in order to comply with the requirements of insurance laws and regulations in such states.

                                     PART C


                               OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

         (a)      Financial Statements

                  (1) Financial Statements of the Registrant, The Manufacturers Life Insurance Company of North America Separate Account A (Part B of the registration statement). [to be filed by amendment]

                  (2) Financial Statements of the Depositor, The Manufacturers Life Insurance Company of North America (Part B of the registration statement). [to be filed by amendment]

         (b)      Exhibits

                  (1)      (i)      Resolution of the Board of Directors of
                                    North American Security Life Insurance
                                    Company establishing the NASL Variable
                                    Account -- Incorporated by reference to
                                    Exhibit (A)(1) to Form S-6, file number
                                    2-93435, filed September 24, 1984 on behalf of the NASL Variable Account of North
                                    American Security Life Insurance Company.

                           (ii) Resolution of the Board of Directors of North American Security Life Insurance Company redesignating existing sub-accounts and dividing the NASL Variable Account to create additional sub-accounts, dated May 30, 1995 -- Incorporated by reference to Exhibit (b)(1)(ii) to post-effective amendment no. 2 to Form N-4, file number 33-76684, filed March 1, 1996 on behalf of the NASL Variable Account of North American Security Life Insurance Company.**

                           (iii) Resolution of the Board of Directors of North American Security Life Insurance Company redesignating existing sub-accounts and dividing the NASL Variable Account to create additional sub-accounts, dated September 30, 1996 -- Incorporated by reference to Exhibit (b)(1)(iii) to post-effective amendment no. 3 to Form N-4, file number 33-76684, filed February 28, 1997 on behalf of the NASL Variable Account of North American Security Life Insurance Company.**

                           (iv) Resolution of the Board of Directors of North American Security Life Insurance Company redesignating existing sub-accounts and dividing the NASL Variable Account to create additional sub-accounts, dated September 30, 1996 -- Incorporated by reference to Exhibit (b)(1)(iv) to post-effective amendment no. 3 to Form N-4, file number 33-76684, filed February 28, 1997 on behalf of the NASL Variable Account of North American Security Life Insurance Company.**

                  (2) Agreements for custody of securities and similar investments - Not Applicable.

                  (3)      (i)      Underwriting Agreement -- to be filed by
                                    amendment.

                           (ii) Form of broker-dealer agreement -- to be filed by amendment.

                  (4)      (i)      Form of Flexible Payment Deferred
                                    Combination Fixed and Variable Group
                                    Annuity Contract, Non-Participating --
                                    Filed herewith.

                           (ii) Specimen Certificate Under Flexible Payment Deferred Combination Fixed and Variable Group Annuity Contract, Non-Participating -- Filed herewith.

                           (iii) Specimen Endorsements to Contracts - Incorporated by reference to Exhibit 4
                                    (ii) Form N-4, file number 33-76684, filed
                                    March 18, 1994 on behalf of the NASL
                                    Variable Account

                           (iv) Individual Retirement Annuity Endorsement -- Filed herewith.

                   (5)     (i)      Specimen Application for Flexible Payment
                                    Deferred Combination Fixed and Variable
                                    Group Annuity Contract, Non-Participating
                                    -- to be filed by amendment.

                           (ii)     Specimen Certificate Application -
                                    Incorporated by  reference to Exhibit 5 (i)
                                    Form N-4, file number 33-76684, filed March
                                    18, 1994 on behalf of the NASL Variable
                                    Account.

                   (6)     (i)      Certificate of Incorporation of North
                                    American Security Life Insurance Company --
                                    Incorporated by reference to Exhibit
                                    (A)(6) to Form S-6, file number 2-93435, filed September 24, 1984 on behalf of the NASL Variable Account of North American
                                    Security Life Insurance Company.

                           (ii) Amendment to Certificate of Incorporation Changing Name to "The Manufacturers Life Insurance Company of North America" -- Filed herewith.

                           (iii)    Amended and Restated By-laws of The
                                    Manufacturers Life Insurance Company of
                                    North America -- Filed herewith.

                   (7)     (i)      Contract of reinsurance in connection with
                                    the variable annuity contracts being
                                    offered - Variable Annuity Guaranteed Death
                                    Benefit Reinsurance Contract between North
                                    American Security Life Insurance Company and Connecticut General Life Insurance
                                    Company, effective July 1, 1995 --
                                    Incorporated by reference to Exhibit
                                    (b)(7)(ii) to post-effective amendment no.
                                    2 to Form N-4, file number 33-76684, filed
                                    March 1, 1996 on behalf of the NASL
                                    Variable Account of North American Security
                                    Life Insurance Company.**

                           (ii) Contract of reinsurance in connection with the variable annuity contracts being offered - Variable Annuity Guaranteed Death Benefit Reinsurance Contract between
                                    North American Security Life Insurance
                                    Company and Connecticut General Life
                                    Insurance Company, effective July 1, 1995
                                    -- Incorporated by reference to Exhibit
                                    (b)(7)(iii) to post-effective amendment no.
                                    2 to Form N-4, file number 33-76684, filed
                                    March 1, 1996 on behalf of the NASL
                                    Variable Account of North American Security
                                    Life Insurance Company.**

                           (iii) Contract of reinsurance in connection with the variable annuity contracts being offered - Automatic Reinsurance Agreement between North American Security Life Insurance Company and Swiss Re America, effective August 1, 1995 -- Incorporated by reference to Exhibit (b)(7)(iv) to post-effective amendment no. 3 to Form N-4, file number 33-76684, filed February 28, 1997 on behalf of the NASL Variable Account of North American Security Life Insurance Company.**

                           (iv) Contract of reinsurance in connection with the variable annuity contracts being offered - Reinsurance Agreement between North American Security Life Insurance Company and PaineWebber Life Insurance Company, effective

                                    December 31, 1994 -- Incorporated by
                                    reference to Exhibit (b)(7)(v) to
                                    post-effective amendment no. 2 to Form N-4, file number 33-76684, filed March 1, 1996 on behalf of the NASL Variable Account of North American Security Life Insurance Company.

                  (8) Other material contracts not made in the ordinary course of business which are to be performed in whole or in part on or after the date the registration statement is filed:

                           (i) Form of Remote Service Agreement dated November 1, 1996 between North
                                    American Security Life Insurance Company and CSC Continuum, Inc.-- Incorporated by reference to Exhibit (b)(8)(i) to post-effective amendment no. 3 to Form N-4, file number 33-76684 , filed February 28, 1997 on behalf of the NASL Variable Account of North American Security Life Insurance Company.**

                  (9) Opinion of Counsel and consent to its use as to the legality of the securities being registered -- [to be filed by amendment].

                  (10)     (i)      Written consent of Ernst & Young LLP
                                    independent certified public accountants--
                                    [to be filed by amendment].

                           (ii) Written consent of Coopers & Lybrand independent certified public accounts--[to be filed by amendment].

                  (11) All financial statements omitted from Item 23, Financial Statements -- Not Applicable.

                  (12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter or initial contract owners -- Not Applicable.

                  (13) Schedule for computation of performance quotations provided in the Registration Statement in response to Item 21--Incorporated by reference to Exhibit
                           (b)(13) to post-effective amendment no. 2 to Form N-4, file number 33-76684, filed March 1, 1996 on behalf of the NASL Variable Account of North American Security Life Insurance Company.**

                  (14) Financial Data Schedule - [to be filed by amendment].

                  (15)     (i)      Powers of Attorney - The Manufacturers Life
                                    Insurance Company of North America
                                    Directors -- Incorporated by reference to Exhibit (b)(14) to Form N-4, file number
                                    33-55712, filed March 22, 1993 on behalf of the NASL Variable Account of North American
                                    Security Life Insurance Company.

                           (ii) Power of Attorney - The Manufacturers Life Insurance Company of North America Treasurer (Principal Financial and Accounting Officer) -- Incorporated by reference to Exhibit (b)(14)(b) to Form N-4, file number 33-28455, filed on April 2, 1993 on behalf of the NASL Variable Account of North American Security Life Insurance Company.

                  **       Filed Electronically.

Item 25.    Directors and Officers of the Depositor.

OFFICERS AND DIRECTORS OF THE MANUFACTURERS LIFE INSURANCE
      COMPANY OF NORTH AMERICA

Name and Principal
Business Address                    Position with Depositor
------------------                  -----------------------
John Richardson                     Chairman of the Board of Directors
200 Bloor Street East
North Tower 11th Floor
Toronto, Ontario
Canada M4W-1E5

Peter S. Hutchison                  Director
5650 Yonge Street
North York, Ontario
Canada  M2M 4G4

John D. DesPrez III                 President and Director
73 Tremont Street
Boston, MA  02108

James Boyle                         Vice President, Annuity Administration Services and Chief
116 Huntington Avenue                       Administrative Officer
Boston, MA  02116

John G. Vrysen                      Vice President and Chief Actuary
73 Tremont Street
Boston, MA 02108

Hugh McHaffie                       Vice President, Product Management
73 Tremont Street
Boston, MA 02108

Richard C. Hirtle                   Vice President, Treasurer and Chief Operating Officer
73 Tremont Street
Boston, MA 02108

James D. Gallagher                  Vice President, Secretary and General Counsel
73 Tremont Street
Boston, MA  02108

Janet Sweeney                       Vice President, Corporate Services
73 Tremont Street
Boston, MA 02108

Item 26. Persons Controlled by or Under Common Control with Depositor or Registrant.

THE MANUFACTURERS LIFE INSURANCE COMPANY

(Subsidiaries Organization Chart- including certain Significant Investments)

The Manufacturers Life Insurance Company (Canada)

1.  ManuLife Holdings (Hong Kong) Limited - H.K. (100%)

2.  ManuLife Financial Systems (Hong Kong) Limited - H.K. (100%)

3.  P.T. Asuransi Jiwa Dharmala Manulife - Indonesia (51%)

4.  WT (SW) Properties Ltd. - U.K. (100%)

5.  OUB Manulife Pte. Ltd. - Singapore (50%)

6.  Manulife (Malaysia) SDN. BHD. - Malaysia (100%)

7.  Manulife (Thailand) Ltd. - Thailand (100%)

8.  Young Poong Manulife Insurance Company - Korea (50%)

9.  Ennal, Inc. - Ohio (100%)

10. First North American Realty, Inc. - Minnesota (100%)

11. NAL Resources Limited - Alberta (100%)
    (a) Nottingham Gas Limited - Saskatchewan (31%)

12. Nottingham Gas Limited - Saskatchewan (31%)

13. 484551 Ontario Limited - Ontario (100%)
    (a) 911164 Ontario Limited - Ontario (100%)

14. Peel-de Maisonneuve Investments Ltd. - Canada (50%)
    (a) 2932121 Canada Inc. - Canada (100%)

15. Balmoral Developments Inc. - Canada (100%)

16. KY Holding Corporation - Canada (100%)

17. 165351 Canada Limited - Canada (100%)

18. 172846 Canada Limited - Canada (100%)

19. 576986 Ontario Inc. - Ontario (100%)

20. Cantay Holdings Inc. - Ontario (100%)

21. Manufacturers Life Capital Corporation Inc. - Canada (100%)

22. Elliott & Page Asset Management Ltd. - Canada (100%)

23. 495603 Ontario Limited - Ontario (100%)

24. 994744 Ontario Inc. - Ontario (100%)

25. The North American Group Inc. - Ontario (100%)

26.  Manulife Investment Management Corporation - Canada (100%)
     (a)  159139 Canada Inc. - Canada (50%)
          i.  Altamira Management Ltd. - Canada (60.96%)
              A.  ACI2 Limited - Cayman (100%)
                  a/  Regent Pacific Group Limited-Cayman (63.8%)
                      a.1 Manulife Regent Investment Corporation -
                            Barbados (100%) [50% by Regent Pacific Group Limited
                                    and 50% by Manulife Data Services Inc.]
                      b.1 Manulife Regent Investment Asia Limited -
                             Hong Kong (100%)
              B. Altamira Financial Services Inc. - Ontario (100%) a/ AIS Securities (Partnership) - Ontario (100%) [5% by
                           Altamira Financial Services, Inc. and 95% by
                           Altamira Investment Services Inc.]
                  b/  Altamira Investment Services Inc. - Ontario (100%)
                      (a) AIS Securities (Partnership) - Ontario (100%)[95% by
                           by Altamira Investment Services Inc. and 5% by Altamira Financial Services Inc.]
                      (b) Altamira (Alberta) Ltd. - Alberta (100%)
                      (c) Capital Growth Financial Services Inc. -
                          Ontario (100%)

27. Manulife International Investment Management Limited - U.K. (100%)
    (a) Manulife International Fund Management Limited - U.K. (100%)

28. Manulife (International) Limited - Bermuda (100%)
    (a) The Manufacturers (Pacific Asia) Insurance Company Limited
         - Hong Kong (100%)
    (b) Newtime Consultants Limited - Hong Kong (100%)

29.  Manulife Data Services Inc.- Barbados (100%)
     (a) Manulife Regent Investment Corporation - Barbados - (100%) [50% by Manulife Data Services Inc. and 50% by Regent
                   Pacific Group Limited]
     (b)  Manulife Regent Investment Asia Limited - Hong Kong (100%)

30. FNA Financial Inc. - Canada (100%)
    (a) NAL Trustco Inc. - Ontario (100%)
    (b) First North America Insurance Company - Canada (100%)
    (c) Elliott & Page Limited - Ontario (100%)
    (d) Seamark Asset Management Ltd. - Canada (69.175%)
    (e) NAL Resources Management Limited - Canada (100%)

        (i) NAL Energy Inc. - Alberta (100%)

31.  ManuCab Ltd. - Canada (100%)
     (a)  Plazcab Service Limited - Canada (100%)

32. Townvest Inc. - Ontario (100%)

33. Manulife Reinsurance Corporation (U.S.A.) - Michigan (100%)
    (a) The Manufacturers Life Insurance Company (U.S.A.) - Michigan (100%)
    (b) Manulife Holding Corporation - Delaware (100%)
        i.   Manufacturers Life Mortgage Securities
                Corporation - Delaware (100%)
        ii.  Manulife Property Management of Washington, D.C., Inc.
                - Washington D.C. (100%)
        iii. Capital Design Corporation - California - (100%)
        iv.  ManEquity, Inc. - Colorado (100%)
        v.   Manulife Service Corporation - Colorado (100%)
        vi.  Succession Planning International Inc. - Wisconsin (100%)
    (c) The Manufacturers Life Insurance Company of America - Michigan (100%)
        i.   Manulife Series Fund, Inc. - Maryland (100%)
        ii.  Manufacturers Adviser Corporation - Colorado (100%)
    (d) Manulife Reinsurance Limited - Bermuda (100%)

34. The Manufacturers Investment Corporation - Michigan (100%)

35. Capitol Bankers Life Insurance Company - Minnesota (100%)

36. NAWL (North American Wood Logan Holding Company) - Delaware (85%)
    (a) Wood Logan Associates Inc. - Connecticut (100%)
        (i) Wood Logan Distributors - Connecticut (100%)
    (b) The Manufacturers Life Insurance Company of North America - Delaware (100%)
        (i) Manufacturers Securities Services, LLC. - Massachusetts (100%)
        (ii) The Manufacturers Life Insurance Company of New York (100%)

37. Manulife (International) Reinsurance Limited - Bermuda (100%)
    (a)  Manulife (International) P&C Limited - Bermuda (100%)
    (b)  Manufacturers P&C Limited - Barbados (100%)

38. Manulife Financial Holdings Limited - Ontario (100%)
    (a)  742166 Ontario Inc. - Ontario (100%)
    (b)  Family Realty Firstcorp Limited - Ontario (100%)
    (c)  Thos. N. Shea Investment Corporation Limited - Ontario (100%)
    (d)  Manulife Bank of Canada - Canada (100%)
        i.  Manulife Securities International Ltd. - Canada (100%)

Item 27.  Number of Contract owners.

As of September 30, 1997, there were no contracts of the series offered hereby outstanding.

Item 28.  Indemnification.

Article 9 of the Articles of Incorporation of the Company provides as follows:

NINTH: A director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended. Any repeal or modification of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation existing hereunder with respect to any act or omission occurring prior to such repeal or modification.

Article XIV of the By-laws of the Company provides as follows:

Each Director or officer, whether or not then in office, shall be indemnified by the Company against all costs and expenses reasonably incurred by or imposed upon him or her, including legal fees, in connection with or resulting from any claim, action, suit or proceeding, whether civil, criminal or administrative, in which he or she may become involved as a party or otherwise, by reason of his or her being or having been a Director or officer of the Company.

      (1) Indemnity will not be granted to any Director or officer with respect to any claim, action, suit or proceeding which shall be brought against such Director or officer by or in the right of the Company, and

      (2) Indemnification for amounts paid and expenses incurred in settling such action, claim, suit or proceeding, will not be granted, until it shall be determined by a disinterested majority of the Board of Directors or by a majority of any disinterested committee or group of persons to whom the question may be referred by the Board, that said Director or officer did indeed act in good faith and in a manner he or she reasonably believed to be in, or not adverse, to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonably cause to believe that his or her conduct was legal, and that the payment of such costs, expenses, penalties or fines is in the interest of the Company, and not contrary to public policy or other provisions of law.

      The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not adverse, to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. Indemnification shall be made by the corporation upon determination by a disinterested majority of the Board of Directors or of a majority of any disinterested committee or group or persons to whom the question may be referred to by said Board, that the person did indeed act in good faith and in a manner he or she reasonably believed to be in, or not adverse, to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonably cause to believe that his or her conduct was legal.

      The foregoing right to indemnity shall not be exclusive of any other rights to which such Director or officer may be entitled as a matter of law.

      The foregoing right to indemnity shall also extend to the estate of any deceased Director or officer with respect to any such claim, action, suit or proceeding in which such Director or officer or his or her estate may become involved by reason of his or her having been a Director or officer of the Company, and subject to the same conditions outlined above.

Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.

         Name of Investment Company                 Capacity in which acting
         --------------------------                 ------------------------
         Manufacturers Investment Trust             Investment Adviser
         The Manufacturers Life Insurance           Principal Underwriter
           Company of New York Separate
         Account A
         The Manufacturers Life Insurance           Principal Underwriter
           Company of North America
           Separate Account B


b. The Manufacturers Life Insurance Company of North America is the managing member of Manufacturers Securities Services, LLC and has sole power to act on behalf of Manufacturers Securities Services, LLC. The officers and directors of The Manufacturers Life Insurance Company of North America are set forth under Item 25


c.       None.

Item 30. Location of Accounts and Records.

All books and records are maintained at 116 Huntington Avenue, Boston, MA 02116 and at 73 Tremont Street, Boston, MA 02108.

Item 31. Management Services.

None.

Item 32. Undertakings.

a. The Manufacturers Life Insurance Company of North America Separate Account A undertakes (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted, (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written commuication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information and (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

b. Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940

         The Manufacturers Life Insurance Company of North America (the "Company") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                  SIGNATURES


      As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, The Manufacturers Life Insurance Company of North American Separate Account A, has caused this Registration Statement to be signed on its behalf, in the City of Boston, and Commonwealth of Massachusetts on this 16th day of October, 1997.


   The Manufacturers Life Insurance Company of North America Separate Account A
   ----------------------------------------------------------------------------
                                       (Registrant)


                           By: The Manufacturers Life Insurance Company of North America
                                       (Depositor)


                           By:       /s/ John  D. Desprez III
                                    ------------------------------
                                    John D. DesPrez III, President


Attest:

  /s/ James D. Gallagher
-------------------------------
James D. Gallagher, Secretary


      Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has duly caused this Registration Statement to be signed on its behalf by the undersigned on the 16th day of
October    , 1997 in the City of Boston, and Commonwealth of Massachusetts.


                                    THE MANUFACTURERS LIFE INSURANCE
                                    --------------------------------
                                    COMPANY OF NORTH AMERICA
                                    ------------------------
                                          (Depositor)

                                    By:       /s/ John D. DesPrez III
                                            -------------------------------
                                            John D. DesPrez III, President

Attest:

  /s/ James D. Gallagher
------------------------------
James D. Gallagher, Secretary

      As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities with the Depositor and on the dates indicated.




SIGNATURE                           TITLE                          DATE



 /s/ John D. DesPrez III            Director and President           October 16, 1997
---------------------------         (Principal Executive           ----------------------
John D. DesPrez III                 Officer)                       (Date)




*                                   Director
 ----------------------                                            --------------------
Peter S. Hutchison                                                 (Date)




*                                   Director and Chairman
 ----------------------             of the Board                   --------------------
John D. Richardson                                                 (Date)




  /s/ Richard C. Hirtle             Vice President and               October 16, 1997
-----------------------------       Treasurer (Principal           -----------------------
Richard C. Hirtle                   Financial and Accounting       (Date)
                                    Officer)




*By:    Richard C. Hirtle                                            October 16, 1997
      -----------------------                                      ----------------------
      Richard C. Hirtle                                            (Date)
      Attorney-in-Fact
      Pursuant to Powers
      of Attorney

                                EXHIBIT INDEX




                                                                                         PAGE IN SEQUENTIAL
                                                                                         NUMBERING
                                                                                         SYSTEM WHERE
EXHIBIT NO.                     DESCRIPTION OF EXHIBIT                                   EXHIBIT LOCATED
-----------                     ----------------------                                   ---------------
99.4(i)                Form of Flexible Payment Deferred Combination Fixed and Variable
                       Group Annuity Contract, Non-Participating

99.4(ii)               Specimen Certificate Under Flexible Payment Deferred Combination
                       Fixed and Variable Group Annuity Contract, Non-Participating

99.4(iv)               Individual Retirement Annuity Endorsement

99.6(ii)               Amendment to Certificate of Incorporation Changing Name to "The
                       Manufacturers Life Insurance Company of North America"

*99.6(iii)             Amended and Restated By-laws of The Manufacturers Life Insurance
                       Company of North America